



03057460

THORATEC CORPORATION ANNUAL REPORT

A LIFE STORY

2002

This is the story of Ron, an end-stage heart failure patient, who after years of struggling with the disease, found himself ineligible for a heart transplant. And the story of Thoratec's ventricular assist device technology, the benefits of which have helped Ron and many others.

Thoratec Corporation is a world leader in products that treat cardiovascular disease with its Thoratec Ventricular Assist Device (VAD) and HeartMate Left Ventricular Assist System (LVAS) implanted in almost 5,700 patients suffering from heart failure. In November 2002, the HeartMate was approved by the FDA as the first, and to date, only heart assist device for Destination Therapy, or permanent support. Destination Therapy provides a new life-saving treatment option for end-stage heart failure patients ineligible for cardiac transplantation. Thoratec's product line also includes the *Vectra* Vascular Access Graft (VAG) for patients undergoing hemodialysis. Additionally, Thoratec's International Technidyne Corporation (ITC) Division supplies blood coagulation testing and skin incision products. Thoratec is headquartered in Pleasanton, California.

On the Cover: Thoratec HeartMate patient Ron Johnstone, shown working in his antique shop. Ron has been supported by the HeartMate Left Ventricular Assist Device (LVAD) for over 20 months at the time of publication.

Ron Johnstone

AGE 32, FISHING ON LAKE MICHIGAN

Ron first experienced chest pains and sought medical attention in 1971.

In 1966, Vic and colleagues started the basic research and engineering for what ultimately became the HeartMate LVAS.



Victor Poirier

LEAD DEVELOPER OF THE HEARTMATE VE LVAS
AND CURRENTLY THORATEC'S CHIEF TECHNOLOGY ADVISOR

Ron and wife, Jan - married August 1977
AT THEIR HOME IN HUGO, MINNESOTA

Over the next 15 years, Ron endured three heart attacks and three bypass surgeries, leaving him severely weakened and unable to enjoy the activities he loved the most.

1971	1973	1974	1975
Ron first experienced chest pains and sought medical attention	First hospital visit results in first of three bypass surgeries	Ron referred to a cardiac specialist	Ron suffered his first heart attack

1973

1975

1967
First LVAD (Left Ventricular Assist Device) developed

1975
First LVAD successfully implanted by Dr. John Norman, Texas Heart Institute



1977
Ron had his
second heart attack

1977

1982



1975-1982
42 patients supported in
first LVAD clinical trial

1982
First patient supported
with the Thoratec VAD.
St. Louis University

1982
Clinical trial begins
for Post-Cardiotomy
Recovery indication



Dr. Glenn Pennington with the first patient successfully treated with the Thoratec VAD.

Glenn Pennington, M.D.
ST. LOUIS UNIVERSITY



Leslie W. Miller, M.D.
ASSOCIATE DIRECTOR OF CARDIOLOGY,
UNIVERSITY OF MINNESOTA MEDICAL CENTER



1979	1981	1986
Ron required a second bypass surgery	Ron had his third heart attack	Ron's 20-year career as a school administrator ended

1986 1994

1984	1986	1991	1994
First successful Bridge-to-Transplant with the Thoratec VAD by Dr. Donald Hill, California Pacific Medical Center	First HeartMate IP LVAD implanted using a pneumatic driver by Dr. O.H. Frazier, Texas Heart Institute	Clinical trial begins with the HeartMate VE at Texas Heart Institute	FDA approves HeartMate IP LVAD for Bridge-to-Transplant indication, first commercial implantable LVAS (Left Ventricular Assist System) in U.S.

"The effectiveness of extended VAD support enabled us to provide our patients the time necessary to achieve myocardial recovery or await transplantation."

Sofia M. Ormaza, R.N., M.S.
CARDIOVASCULAR SURGERY, SENIOR RESEARCH NURSE CLINICIAN
UNIVERSITY OF MINNESOTA MEDICAL CENTER

"The damage to Ron's heart was severe enough to warrant a transplant, but his age and kidney function excluded him from eligibility."

1994
Ron required third bypass surgery and joined health club to help with his recovery

1994
Ron was placed on a heart transplant list

1995
Ron was admitted to the hospital due to slow recovery from bypass surgery

1995



1995
FDA approves Thoratec VAD for Bridge-to-Transplant indication

Ron and Jan Johnstone

AT THEIR HOME IN HUGO, MINNESOTA



Ron was placed in the optimal medical management

After the study was concluded



1998/1999
Ron was taken off the heart transplant list

1996 | 1998

1996
REMATCH trial begins. A collaboration among the National Institutes of Health, Columbia University and Thoratec

First patient implanted with the HeartMate in the REMATCH trial

1997
Thoratec VAD system supports patient for over one year

1998
FDA approves Thoratec VAD for Post-Cardiotomy Recovery indication

1998
FDA approves HeartMate VE LVAS for Bridge-to-Transplant indication creating the first family of implantable devices in the world

"These Destination Therapy patients who were bedridden are now up and able to ambulate, able to go home within weeks, and within three months are virtually healthy."

Soon John Park, M.D.

DIRECTOR, CARDIAC ASSIST PROGRAM, UNIVERSITY OF MINNESOTA MEDICAL CENTER control) group of the REMATCH trial.

Ron was one of the first to choose to get the device.



2000
Ron ended up in hospital after thinking he had another heart attack

2001 (FEB)
Ron enters REMATCH Trial as a control patient

2001 (AUG)
Ron was accepted as a cross-over patient and received a HeartMate implant

2001

2001 (JUN)
FDA approves TLC-II Portable VAD Driver

2001 (NOV)
REMATCH trial results are published in the *New England Journal of Medicine*





Ron, age 72

IN HIS ANTIQUE SHOP IN STILLWATER, MINNESOTA

For Ron,

NOVEMBER 2002 / FDA APPROVES HEARTMATE SNAP-VE LVAS FOR DESTINATION THERAPY

2002	2002
[illegible] patients worldwide have been implanted with either the Thoratec VAD or HeartMate LVAS	The HeartMate SNAP-VE LVAS is the first, and to date only, device to obtain FDA approval for Destination Therapy

Thoratec Employees

PHOTOGRAPHED IN THE PLEASANTON MANUFACTURING FACILITY

For Thoratec, FDA approval of the HeartMate LVAS for Destination Therapy marked another key milestone in our commitment to delivering life-saving solutions to congestive heart failure patients.



receiving the HeartMate was the end of a long battle and the beginning of a new life.

2002	2002	2002
Paints cabin with his sons and builds a 36' x 48' barn	Deer-hunts 17 days of the fall season	Returns to work and takes frequent trips in his motorhome



A HEARTFELT THANK YOU

We would like to thank the clinicians, patients, and our REMATCH partners at Columbia University and the National Institutes of Health for their roles in bringing this very important treatment option, Destination Therapy, to approval.

REMATCH TRIAL CENTERS

Allegheny General Hospital, Pittsburgh, PA
Brigham and Women's Hospital, Boston, MA
BryanLGH Medical Center, Lincoln, NE
Columbia-Presbyterian Medical Center, New York, NY
Inova Fairfax Hospital, Fairfax, VA
Jewish Hospital, Louisville, KY
LDS Hospital, Salt Lake City, UT
Loyola University Medical Center, Maywood, IL
Medical City Dallas, Dallas, TX
Ochsner Medical Foundation Hospital, New Orleans, LA
Rush-Presbyterian-St. Luke's Medical Center, Chicago, IL
Sharp Memorial Hospital, San Diego, CA
St. Luke's Medical Center, Milwaukee, WI
Temple University Hospital, Philadelphia, PA
Texas Heart Institute, Houston, TX
University of Alabama Health System, Birmingham, AL
University of Iowa Hospital & Clinics, Iowa City, IA
University of Michigan Hospital, Ann Arbor, MI
University of Minnesota Medical School, Minneapolis, MN
University of Texas Southwestern Medical Center, Dallas, TX
University of Washington Medical Center, Seattle, WA

(Pictured)
CLINICIANS FROM SOME OF THE REMATCH TRIAL CENTERS


RECEIVED
APR 30 2003
PROCESSING
SECTION

HIGHLIGHTS OF DESTINATION THERAPY APPROVAL:

- Destination Therapy approval marked the first time that a ventricular assist device has been approved to provide permanent support for patients suffering from end-stage heart failure who are not eligible for cardiac transplantation.
- Based on the results of the REMATCH trial, patients implanted with the HeartMate VE LVAS demonstrated dramatically improved survival rates and enhanced quality of life versus those treated with drug therapy.
- Early data suggests that the costs associated with Destination Therapy are comparable to those of other life-saving procedures that society views as viable and necessary.

Thoratec entered 2002 riding the momentum of two watershed events—the merger with Thermo Cardiosystems, Inc. and the favorable results from our REMATCH trial for Destination Therapy. ═ As we enter 2003, I am pleased to report that with FDA approval, Destination Therapy is here—the technology is proven and our access to this potentially significant market has arrived. In addition, the merger integration is complete and we are realizing synergies beyond what we expected. ═ During 2002, we increased revenues by 15 percent and dramatically improved our operating results, as we grew market share across all of our product lines. In addition, we realized critical product development milestones, enhanced the management team, and strengthened the Company's financial condition. ═ **FDA APPROVAL** Destination Therapy approval paves the way for our HeartMate LVAS to treat a portion of at least 100,000 patients annually who suffer from end-stage heart failure and who are not eligible for heart transplantation. ═ The approval was based on the results of the REMATCH trial, which involved the sickest patients to have participated in a heart failure clinical trial, and demonstrated improved survival rates and enhanced quality of life for patients implanted with the device. It was the culmination of many years of hard work, not only by Thoratec employees, but also clinicians and our REMATCH partners at Columbia University and the National Institutes of Health. In addition, we want to acknowledge the 129 patients, such as Ron Johnstone, who participated in the REMATCH trial. ═ We view 2003 as a time during which we will lay the foundation internally, and with our customers, to capitalize on Destination Therapy. In the several months since FDA approval, the outcomes for those patients who have received the HeartMate as Destination Therapy have been generally very favorable. ═ **INSURANCE REIMBURSEMENT** A major catalyst for our success in Destination Therapy is receiving third party health insurance coverage and reimbursement. The Centers for Medicare & Medicaid Services (CMS) is currently reviewing a request for coverage. Recently, a Medicare Coverage Advisory Committee (MCAC) voted that the evidence demonstrated that LVADs used in Destination Therapy were substantially more

"Destination Therapy is here—the technology is proven and our access to this potentially significant market has arrived."

effective in improving net health outcomes for Medicare patients compared to optimal medical management. We hope to receive a positive coverage decision from CMS during 2003. ═ Our reimbursement efforts also received a significant boost at the end of 2002 when the use of LVADs for Destination Therapy received a favorable assessment from the Technology Evaluation Center (TEC) of the Blue Cross and Blue Shield Association, a group representing many of the nation's largest private health insurers. TEC's clients include most Blue Cross and Blue Shield member plans, and many commercial insurers and managed care companies. This represented the first external validation for coverage of the use of LVADs for Destination Therapy from a fully independent, respected third-party reviewer. Individual Blue Cross and Blue Shield plans are beginning to recognize and cover LVADs for Destination Therapy. ═ In addition, a study presented at the 2002 American Heart Association Scientific Sessions demonstrated that the cost of an LVAD implant for Destination Therapy was comparable to other life-saving procedures. This study also showed how VAD treatment costs could be further reduced as increased implant experience leads to improved clinical outcomes. ═ **DEVICE ENHANCEMENTS** Improving the patient experience with enhanced devices and procedures is also important to achieving success with Destination Therapy. To that end, we introduced the HeartMate XVE, which incorporated a number of enhancements to the HeartMate, and is designed to improve patient outcomes, device reliability, and operating life. By the end of 2002, we had accumulated more than 45 years of patient experience with the XVE. We have filed a PMA Supplement seeking its approval for use in Destination Therapy and hope to have this approval in the spring of 2003. In the meantime, we will continue to pursue device improvements, with some of the most significant scheduled for introduction during 2003. ═ **LAYING THE FOUNDATION** It is clear that a high level of interest exists for using devices in the treatment of heart failure among clinicians, although we expect that the initial growth of the Destination Therapy market will be measured. As the first company to have FDA approval for this indication, we believe that Thoratec has a meaningful lead

POTENTIAL PATIENT POPULATION BY APPROVED INDICATION

INDICATION	NO. OF PATIENTS	MARKET OPPORTUNITY
Destination Therapy	100,000	$ 6 BILLION
Bridge-to-Transplant	4,000 - 5,000	$ 300 MILLION

Sources: American Heart Association, NHLBI Report 1999, Society of Thoracic Surgeons, Thoratec estimates

over others seeking this approval. ═ Beginning last fall, we launched programs to assist centers in creating an infrastructure that will support surgeons, heart failure cardiologists, transplant and non-transplant centers, and patients. We believe programs that facilitate the sharing of best practices will improve patient outcomes and reduce the costs associated with the procedure. Our initiatives include mentoring programs that connect experienced transplant centers, surgeons and cardiologists with non-transplant centers. This peer-to-peer education is a powerful and responsible way to cultivate the market. ═ **BRIDGE-TO-TRANSPLANT** While our primary focus during 2003 will be developing the Destination Therapy market, we are not ignoring other existing and prospective opportunities. ═ We were encouraged by the solid growth in our VAD business in the fourth quarter of 2002, based on favorable trends in Bridge-to-Transplant activity. We continue to have the leading position in that market with a worldwide share of greater than 70 percent. One or both of our assist devices are now in use at more than 300 centers, and have been used to treat almost 5,700 patients. ═

NEXT GENERATION DEVICES At the same time, we made significant progress in the development of our next generation heart assist offerings, including the clinical trials for the Thoratec Implantable VAD (IVAD). As of early 2003, the IVAD had been implanted in 20 patients and we hope to have approval to market the device in Europe in the second quarter of 2003. In the U.S., we hope to file our PMA Supplement in the latter half of 2003 and have approval to market the device by early 2004. ═ Our efforts to expand markets for approved devices achieved several milestones during the year. We filed a PMA Supplement seeking approval for home discharge for patients using our TLC-II Portable VAD Driver, a lightweight device used to power the Thoratec VAD System. We are hopeful that this will encourage more implant activity as sending a patient home greatly reduces costs and improves the quality of life. ═ We remain optimistic about the potential for the HeartMate II, our next generation implantable, rotary flow device intended to support patients for 5-7 years. The basic function of the device itself has been extremely positive during the early phases of our

OUR ACCOMPLISHMENTS THIS YEAR:

- Received FDA approval for use of the HeartMate VE LVAS for Destination Therapy.
- MCAC finds that LVADs are "substantially more effective" than optimal medical management in improving net health outcomes when used for Destination Therapy.
- ProTime receives Medicare reimbursement for weekly home testing.
- Grew year over year revenues by 15 percent and dramatically improved operating results.
- Introduced the HeartMate XVE LVAS incorporating a number of enhancements to the VE.
- Completed the merger integration, including consolidation of manufacturing activities.
- Enhanced our management team.
- Strengthened our balance sheet.

European clinical trial. During the course of the year, we put a hold on trial enrollment so that we could incorporate new control software and modifications to the device surface designed to improve clinical outcomes. These kinds of adjustments are not unusual in the early development stages of new breakthrough devices. At the close of the year, we filed applications to restart the United Kingdom clinical trial and initiate trials in the U.S. = Therapeutic Recovery, or congestive heart failure patients who may recover the use of their natural heart while being supported by a VAD, is another potential market opportunity. We submitted a revised PMA Supplement in early 2003, and are hoping to have this submission approved before year-end. = **INTERNATIONAL TECHNIDYNE CORPORATION** One of the rewarding outcomes of our merger has been the solid performance of ITC. Under a new management team, ITC has continued to demonstrate strong market share growth during 2002 and fulfill the vision of becoming a leading "Point-of-Care Company." ITC's success is a result of several factors, including product quality initiatives, successful new products, an enhanced sales force and distributor program, and recently implemented Medicare reimbursement coverage for home testing. = During the year, we experienced strong initial sales of the HEMOCHRON Signature Plus, a new product that is used for hospital point-of-care coagulation monitoring. In addition, ITC's ProTime monitoring system experienced a greater than 50 percent growth in sales from the previous year. = **VASCULAR GRAFTS** The performance advantages of the Company's *Vectra* Vascular Access Graft (VAG) resulted in growing market acceptance, even with premium pricing. Used by patients undergoing hemodialysis, the *Vectra* VAG now has a strong market presence in the U.S. and has quickly established solid footing in Europe and other key international markets. = As we reported during 2002, our clinicians and we concluded that one-year angiograms for patients in the Phase I, U.S. Aria Coronary Artery Bypass Graft (CABG) study did not yet support moving to Phase II. The Aria CABG is designed for patients undergoing a coronary bypass lacking sufficient quality native vessels to complete the revascularization of the heart. We believe that trial design

D. KEITH GROSSMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER



changes may address some of the issues that occurred in the U.S. Phase I trial and we initiated a single site trial in the United Kingdom in early 2003. ═ **MERGER INTEGRATION** As I indicated at the outset of my letter, our merger integration efforts have gone very smoothly, culminating with the consolidation of our manufacturing activities. We also successfully combined our sales and marketing teams and information technology systems and suffered no customer losses or the attrition of key personnel during the process. ═ We also continued to enhance the human capital of the company, including two key additions to our management team. We named Jeffrey Nelson, who has two decades of experience developing new healthcare markets, president of the cardiovascular division, and Jon Shear as vice president, business development. Jeff is leading our Destination Therapy market development and other VAD and graft-related efforts, while Jon is developing our strategy to explore opportunities for joint ventures, acquisitions, distribution and technology partnerships that can expand our market presence. ═ We engaged in transactions designed to enhance our financial strength and build long-term shareholder value, including a sizeable stock buy-back program and the early redemption of convertible subordinated debentures. With cash and investments of more than $75 million and no debt, we have one of the industry's strongest financial positions. ═ In closing, I want to acknowledge the tremendous efforts of Thoratec's employees. Their success in achieving Destination Therapy approval and completing the merger integration, while staying focused on our other market and product development efforts, cannot be overstated. They deserve the gratitude of our shareholders for their endeavors. We appreciate your support and look forward to sharing our future success.

Regards,

D. KEITH GROSSMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

MARCH 21, 2003

VAD PRODUCT PIPELINE

APPROVED INDICATIONS:
Bridge-to-Transplant

APPROVED INDICATIONS:
Bridge-to-Transplant
Home Discharge
Destination Therapy

APPROVED INDICATIONS:
Bridge-to-Transplant
Home Discharge
Destination Therapy
(pending FDA approval)

FDA APPROVED / MARKETED PRODUCTS


APPROVED INDICATIONS:
Bridge-to-Transplant
Post-Cardiotomy Recovery
FUTURE INDICATIONS:
Home Discharge
Therapeutic Recovery
MADE IN USA

FUTURE INDICATIONS:

Bridge-to-Transplant

Home Discharge

Destination Therapy

Therapeutic Recovery

CLINICAL

RESEARCH

FUTURE INDICATIONS:

Bridge-to-Transplant

Home Discharge

Destination Therapy

Therapeutic Recovery

FUTURE INDICATIONS:

Bridge-to-Transplant

Post-Cardiotomy Recovery

Home Discharge

Therapeutic Recovery

INTERNATIONAL TECHNIDYNE CORPORATION (ITC)

HEMOCHRON Products
(Signature+ and Response RxDx)

HgbPro
Professional
Hemoglobin
Testing System

ProTime

WORLDWIDE POTENTIAL MARKET SIZES FOR HOME PT TESTING

United States	$ 116.0 M
Germany	$ 27.3 M
Holland	$ 31.5 M
U.K. / Other	$ 26.0 M

Note: Germany, Holland, UK/Other represent all indications.
U.S. is only for Medicare Patients with mechanical heart valves.

As a leader in the Point-of-Care and single-use skin incision coagulation testing markets, ITC bolsters Thoratec's presence in the cardiovascular market. In addition to experiencing solid growth across its core product lines, ITC exited 2002 strongly positioned for the future. ■ Under a coverage decision that took effect in late 2002, Medicare will now provide reimbursement coverage for mechanical heart valve patients to permit weekly home prothrombin time testing for monitoring a patient's coagulation status on warfarin therapy. We believe this will greatly expand the market opportunity for ITC's ProTime Microcoagulation System, which is used by patients taking oral anticoagulation drugs. Historically, this testing has occurred monthly at a physician's office or medical laboratory. With reimbursement for weekly home testing now in place, we believe this will lead to more frequent testing, creating a potential market of $100 million or more. ■ In addition, the ProTime System is being used as the exclusive device for a landmark, 3,200 patient clinical study by the Veterans Administration comparing the benefits of home coagulation monitoring with clinical and laboratory testing for indications such as atrial fibrillation, deep vein thrombosis and stroke. The study will measure the comparable rate of adverse events, such as death, stroke and internal bleeding. We expect the trial to demonstrate that patients who test at home at least once a week will stay in the therapeutic range longer and more consistently and experience fewer adverse events than patients who are monitored less frequently. ■ ITC is also building momentum in a new product area with its HgbPro, a device recently approved by the FDA. This is an alternative site testing instrument that can analyze a patient's hemoglobin status in less than 30 seconds. We expect to begin sales in the first half of 2003. In addition, ITC is readying the introduction of an enhanced HEMOCHRON Response. The Response 2.0 includes a software tool, RxDx, for aiding surgeons in determining heparin and protamine dosing requirements during cardiac bypass surgery.

VASCULAR GRAFTS



***VECTRA* VAG**
Allows early access and reduces hemostasis time for patients undergoing hemodialysis.

WORLDWIDE *VECTRA* VAG SALES

YEAR	UNITS	DOLLARS
1999		$ 0.7 M
2000		$ 1.1 M
2001		$ 2.1 M
2002		$ 4.1 M

Since its introduction in the U.S. and Europe less than two years ago, the Company's *Vectra* VAG has captured an increasing share of a market we estimate at $120 million or more and has become the benchmark for performance in its sector. During 2002, sales of the *Vectra* nearly doubled over those in 2001, driven in part by a strong performance in the U.S., as well as in Europe and other international markets, through a new distribution program initiated in the early part of 2002. ⇒ The device provides access to the bloodstream for patients undergoing hemodialysis by creating a shunt between an artery and vein. Its success has been fueled by the graft's unique self-sealing properties that allow patients to begin hemodialysis usually within 24 hours. ⇒ According to the results of a recent study, the *Vectra's* immediate access feature alleviates the need for temporary central venous catheter placement, thus decreasing overall patient costs and morbidity associated with catheter placement. In addition, the device's ability to reduce bleeding not only benefits patients, but also reduces costs by creating accelerated patient turnover at dialysis centers. ⇒ We are hopeful that the newly designed clinical trial for the Aria CABG will prove fruitful. We are incorporating the use of an aortic anastomotic connector that we believe may address the issues we encountered in the Phase I trial for this device. We began patient enrollment at a single site trial in Europe in early 2003. Depending on that program's early results, we expect to begin efforts seeking approval to commence a Phase II study in the U.S. later in 2003. ⇒ Given the patient trauma and costs associated with the harvesting of native vessels, we believe that developing a prosthetic solution can be an important development for the cardiovascular community and treatment of heart surgery patients.

Vectra VAG ›





FINANCIAL STATEMENTS

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five fiscal years ended December 28, 2002 is derived from audited financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto appearing elsewhere in this Annual Report. Certain reclassifications have been made to the financial statements previously filed with the Securities and Exchange Commission, or SEC, to conform to current practice.

The Merger of Thoratec and Thermo Cardiosystems, Inc., or TCA, was completed on February 14, 2001, which we call the Merger. We issued new shares of our common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA at an exchange ratio of 0.835 shares of Thoratec stock for each share of TCA. The Merger was accounted for as a reverse acquisition because former shareholders of TCA owned a majority of our outstanding stock subsequent to the Merger. For accounting purposes, TCA is deemed to have acquired Thoratec and therefore for fiscal years 1998, 1999 and 2000 all financial information presented herein represents the results of operations of TCA. Our 2001 consolidated financial information presented herein includes the financial results of TCA for the full fiscal year and Thoratec's financial results for the post-merger period from February 14, 2001 through December 29, 2001. The weighted average number of common shares previously reported by TCA has been adjusted for all periods presented to reflect the exchange ratio of 0.835 to 1.

Our fiscal year ends on the Saturday closest to December 31. Accordingly, our fiscal year will periodically contain more or less than 365 days. For example, 1998 ended on January 1, 1999, 1999 ended on December 31, 1999, 2000 ended on December 30, 2000, 2001 ended on December 29, 2001 and 2002 ended December 28, 2002.

Year ended,	**2002**	2001	2000 (a)	1999 (a)	1998 (a)
(In thousands, except per share data)					
STATEMENT OF OPERATIONS:					
Product sales	**$ 130,844**	$ 113,384	$ 83,396	$ 78,611	$ 65,301
Gross profit	**75,720**	60,544	48,566	45,285	38,244
Amortization of goodwill and purchased intangible assets	**12,384**	15,674	—	—	—
In-process research and development	**—**	76,858	—	—	—
Merger, restructuring and other costs	**1,409**	7,134	1,831	—	—
Net income (loss)	**511**	(87,866)	7,524	9,584	7,820
Basic and diluted earnings (loss) per share	**$ 0.01**	$ (1.68)	$ 0.23	$ 0.30	$ 0.24
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 42,044**	$ 91,726	$ 30,236	$ 418	$ 42,026
Working capital	**107,972**	135,924	149,207	115,471	98,904
Total assets	**468,432**	530,241	176,685	169,928	172,363
Subordinated convertible debentures	**—**	54,838	54,838	58,011	70,000
Long-term deferred tax liability and other	**75,454**	81,020	—	—	—
Total shareholders' equity	**$ 374,340**	$ 373,343	$ 105,869	$ 96,940	$ 88,714

(a) Our financial statements for 1998-2000 were audited by Arthur Andersen LLP, who have ceased operations.

The statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" that relate to future plans, events or performance are forward-looking statements which involve risks and uncertainties. These factors, and others, are discussed more fully below and in our filings with the SEC. Actual results, events or performance may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be needed to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

We are a leading manufacturer of circulatory support products for use by patients with congestive heart failure, or CHF. According to the American Heart Association, 4.9 million patients in the United States suffer from CHF and an additional 550,000 patients are diagnosed with this disease annually. We were the first company to receive FDA approval to commercially market a ventricular assist device, or VAD, to treat patients with late-stage heart failure, which comprises approximately 5% to 10% of the CHF patient population. Our VADs are used primarily by these CHF patients to perform some or all of the pumping function of the heart and we currently offer the widest range of products to serve this market. We believe that our long-standing reputation for quality and innovation and our excellent relationships with leading cardiovascular surgeons worldwide position us to capture growth opportunities in the expanding congestive heart failure market. We also develop and sell products that are used by physicians and hospitals for vascular and diagnostic applications that include vascular grafts, blood coagulation testing and skin incision devices. We conduct business both domestically and internationally.

THE MERGER WITH THERMO CARDIOSYSTEMS

The Merger of Thoratec with TCA was completed on February 14, 2001. We issued new shares of our common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA at an exchange ratio of 0.835 shares of Thoratec stock for each share of TCA stock. The Merger was accounted for as a reverse acquisition because former shareholders of TCA owned a majority of our outstanding stock subsequent to the Merger. For accounting purposes, TCA is deemed to have acquired Thoratec and, therefore, for fiscal year 2000 all financial information presented herein represents the results of operations of TCA.

Our 2001 consolidated financial information presented herein includes the financial results of TCA for the full fiscal year and Thoratec's financial results for the post-merger period from February 14, 2001 through December 29, 2001.

RESTRUCTURING PLAN

In June 2001, we approved a plan to consolidate all of our VAD manufacturing operations to our manufacturing facilities and headquarters in Pleasanton, California, which we called the Restructuring Plan. This Restructuring Plan specifically provided for the reduction of approximately 90 of our manufacturing and related workforce at our Woburn and Chelmsford, Massachusetts facilities, both of which were acquired in the Merger in February 2001. We notified the affected employees during the second quarter of 2001 both through direct personal contact and written notification. The Chelmsford facility was closed in February 2002. Our HeartMate™ family of products, which were manufactured at the Woburn facility, were transitioned to the Pleasanton facility. We completed the Restructuring Plan in the first quarter of 2003. Through December 28, 2002, we have recorded $1.6 million of restructuring charges, in accordance with Emerging Issues Task Force (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," and Staff Accounting Bulletin (SAB) No. 100, "Restructuring and Impairment Charges." These charges represent estimated severance costs and stock option acceleration charges. As of December 28, 2002, we have paid approximately $0.7 million in severance payments to 47 employees related to the restructuring. We expect to pay out the remaining accrued restructuring charges of $0.7 million in the first half of 2003.

RESULTS OF OPERATIONS

The following table sets forth selected consolidated statements of operations data for the years indicated as a percentage of total product sales:

Year ended.	**2002**	2001	2000
Product sales	**100%**	100%	100%
Cost of product sales	**42**	47	42
Gross profit	**58**	53	58
Operating expenses:			
Selling, general & administrative	**29**	29	28
Research & development	**19**	19	20
Amortization of purchased intangible assets	**10**	10	—
Amortization of goodwill	**—**	4	—
In-process research and development	**—**	68	—
Merger, restructuring and other costs	**1**	6	2
Total operating expenses	**59**	136	50
Income (loss) from operations	**(1)**	(83)	8
Interest and other income — net	**2**	2	6
Income (loss) before income taxes and extraordinary item	**1**	(81)	14
Income tax expense (benefit)	**—**	(3)	5
Income (loss) before extraordinary item	**1**	(78)	9
Extraordinary item — net of tax	**—**	—	—
Net income (loss)	**1%**	(78)%	9%

FISCAL YEARS 2002 AND 2001

PRODUCT SALES

Product sales in 2002 were $130.8 million compared to $113.4 million in 2001, an increase of $17.4 million or 15%. This increase was primarily attributable to an increase in VAD product sales of $10.5 million resulting from higher unit sales and average selling prices, an increase in vascular graft product sales of $2.1 million due to higher unit sales, and an increase in ITC sales of $4.8 million. Product sales in 2001 included Thoratec sales for the post-merger period from February 14, 2001 through December 29, 2001 whereas product sales in 2002 included Thoratec sales for the full 12 months of 2002.

The increase in ITC sales of $4.8 million was primarily due to increases in sales of our blood coagulation testing products of $4.4 million and our skin incision products of $0.4 million.

GROSS PROFIT

Gross profit in 2002 was $75.7 million, representing approximately 58% of product sales, compared to $60.5 million, representing approximately 53% of product sales in 2001. This increase in gross profit as a percentage of sales was primarily due to higher average selling prices for our VAD products and lower manufacturing and product service costs as a percentage of sales in 2002 compared to 2001.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses in 2002 were $37.4 million, or 29% of product sales, compared to $32.3 million, or 29% of product sales, in 2001. While selling, general and administrative expenses were consistent as a percentage of product sales from period to period, they increased as a result of promotional activities, new product introductions and costs to expand markets for our blood coagulation testing equipment and VADs as well as higher insurance costs, costs associated with computer systems installed in 2002 and business development activities.

RESEARCH AND DEVELOPMENT

Research and development expenses in 2002 were $25.3 million, or 19% of product sales, compared to $22.1 million, or 19% of product sales, in 2001. This increase resulted from an increase in spending for certain VAD product development programs partially offset by lower spending related to a clinical trial called REMATCH, or Randomized Evaluation of Mechanical Assistance for the Treatment of Congestive Heart Failure.

AMORTIZATION OF PURCHASED INTANGIBLE ASSETS

Amortization of purchased intangible assets in 2002 was $12.4 million compared to $11.3 million in 2001. As of December 28, 2002, intangible assets of $207.0 million have been recorded as a result of our Merger and are being amortized over their estimated useful lives of eight to twenty years. In accordance with Statement of Financial Accounting Standard, or SFAS, No. 142, at the beginning of 2002 we reclassified our purchased intangible asset related to acquired workforce in the net amount of $1.3 million to goodwill and ceased amortization of that asset. The increase in the amortization of purchased intangible assets from 2001 is due to the inclusion of a full year of amortization in 2002 compared to only ten months of amortization in 2001.

AMORTIZATION OF GOODWILL

Amortization of goodwill in 2001 was $4.4 million. Beginning in 2002, we have stopped amortizing goodwill in accordance with SFAS No. 142.

IN-PROCESS RESEARCH AND DEVELOPMENT COSTS

In-process research and development, or IPR&D, expense in 2001 was $76.9 million and represents the one-time write-off of nonrecurring charges associated with our Merger in February 2001 for projects that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain.

One of the projects was completed in 2001. There have been no significant developments subsequent to the Merger related to the current status of any of the remaining IPR&D projects that would result in material changes to the assumptions or resulting valuation performed at the time of the Merger. Development of IPR&D projects continues and while the timing of completion of these projects may vary due to the highly regulated and technical nature of our products, current estimates remain materially consistent with our initial estimates.

There can be no assurances that we will be able to complete the development of these products on a timely basis. Failure to complete these projects could have an adverse impact on our financial condition or results of operations.

MERGER, RESTRUCTURING AND OTHER COSTS

Merger, restructuring and other charges in 2002 were $1.4 million compared to $7.1 million in 2001. The 2002 amount included costs consisting mainly of executive waiver agreement costs of $0.4 million, restructuring costs of $0.5 million representing estimated severance costs related to the consolidation of our VAD manufacturing operations, and other costs of $0.5 million related to the termination of a European distribution agreement. The 2001 amount included employee severance of $2.8 million, executive waiver agreement costs of $0.7 million, consulting, accounting and legal expenses of $1.8 million, restructuring costs of $1.1 million, representing estimated severance costs related to the consolidation of our VAD manufacturing operations, and costs of $0.7 million related to the events of September 11, 2001.

INTEREST AND OTHER INCOME — NET

Interest and other income — net in 2002 was $2.1 million compared to $2.4 million in 2001. This decrease was primarily due to a decrease of $3.2 million in interest income caused by both lower cash balances and a reduction in interest rates during 2002. The decrease in interest income was partially offset by a reduction of interest expense due to the redemption of our subordinated convertible debentures in the first quarter of 2002 and an increase in other income primarily related to foreign currency translation gains.

INCOME TAXES

Our effective tax provision rate was 42% in 2002 compared to an effective tax benefit rate of 4% in 2001. For 2002, the effective tax provision rate exceeded the federal statutory income tax rate primarily due to the impact of state income taxes. Our effective tax benefit rate for 2001 differed from the statutory federal income tax rate primarily due to the impact on the reported net loss of nondeductible expenses related to our Merger with TCA, including the write-off of IPR&D costs, the amortization of goodwill and other nondeductible merger transaction costs.

EXTRAORDINARY ITEM

In 2002, we recorded an extraordinary loss of $0.3 million, net of a tax benefit of $0.2 million, as a result of the redemption of our 4.75% subordinated convertible debentures. The extraordinary loss related to the write-off of the capitalized debt issuance costs associated with the debentures. There was no extraordinary item in 2001.

FISCAL YEARS 2001 AND 2000

PRODUCT SALES

Product sales in 2001 were $113.4 million compared to $83.4 million in 2000, an increase of $30.0 million or 36%. This increase was primarily attributable to the addition of Thoratec product sales of $34.7 million as a result of our Merger and an increase in ITC sales of $1.2 million, partially offset by a $5.9 million reduction in sales of HeartMate™ products due primarily to significant distractions and uncertainties among TCA's sales force during the first and second quarters of 2001 while the Merger was being closed and the companies were being integrated.

The impact of the reduction in HeartMate™ sales was principally in the VAD domestic market because we use employees to sell these products domestically compared to the international markets where distributors are primarily used. Domestic sales of the HeartMate™ in 2001 were $7.4 million lower than the previous year, partially offset by a $1.5 million increase in sales of the HeartMate™ internationally. The decrease in domestic HeartMate™ sales in 2001 was also attributable, in part, to fluctuations in the VAD market as customers used existing inventories to address their implantation needs.

The increase in ITC sales of $1.2 million was primarily due to increases in sales of our blood coagulation testing products of $1.9 million partially offset by a decrease in sales of our skin incision products of $0.7 million.

GROSS PROFIT

Gross profit in 2001 was $60.5 million, representing approximately 53% of product sales, compared to $48.6 million, representing approximately 58% of product sales in 2000. This decrease in gross profit as a percentage of product sales was primarily due to a lower proportion of domestic sales to total product sales as our products that are sold in the United States generally have a higher gross profit than those sold in the rest of the world. In addition, production costs for the HeartMate™ product line were higher in 2001 due to $1.4 million of employee retention and plant relocation costs and $0.4 million of write-offs of product inventory related to the HeartMate™ pneumatic driver, which was discontinued in the second half of 2001.

In addition, approximately 1% of our decrease in gross profit as a percentage of sales was attributable to a lower gross profit on ITC's products. This decrease was primarily due to lower average selling prices of our skin incision products because of increased market competition.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses in 2001 were $32.3 million, or 29% of product sales, compared to $23.6 million, or 28% of product sales, in 2000. This increase resulted from the addition of Thoratec's selling, general and administrative expenses of $12.0 million as a result of our Merger, offset by lower employee related expenses due to personnel reductions primarily in the sales and marketing areas since the Merger.

RESEARCH AND DEVELOPMENT

Research and development expenses in 2001 were $22.1 million, or 19% of product sales, compared to $16.2 million, or 19% of product sales, in 2000. This increase resulted from the addition of Thoratec's research and development expenses of $8.0 million as a result of our Merger, offset by a decrease in clinical trial and other costs related to the TLC-II, Aria graft and REMATCH trials and various other research and development projects.

AMORTIZATION OF PURCHASED INTANGIBLE ASSETS

Amortization of purchased intangible assets in 2001 was $11.3 million. All recorded purchased intangible assets relate to the Merger of Thoratec and TCA in February 2001.

AMORTIZATION OF GOODWILL

Amortization of goodwill assets in 2001 was $4.4 million. All recorded goodwill relates to the Merger of Thoratec and TCA in February 2001.

IN-PROCESS RESEARCH AND DEVELOPMENT COSTS

In-process research and development expense in 2001 was $76.9 million and represents the one-time write-off of nonrecurring charges associated with our Merger in February 2001 for technology that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain.

MERGER, RESTRUCTURING AND OTHER COSTS

Merger, restructuring and other charges in 2001 were $7.1 million compared to $1.8 million in 2000. The 2001 charges included costs consisting mainly of employee severance of $2.8 million, executive waiver agreement costs of $0.7 million, consulting, accounting and legal expenses of $1.8 million, restructuring costs of $1.1 million, representing estimated severance costs related to the consolidation of our VAD manufacturing operations, and costs of $0.7 million related to the events of September 11, 2001. The 2000 charges consisted of pre-merger retention costs for TCA employees of $1.8 million.

INTEREST AND OTHER INCOME — NET

Interest and other income — net in 2001 was $2.4 million compared to $5.0 million in 2000. This decrease was due to a $2.5 million reduction in interest income caused by both lower cash balances and a reduction in interest rates.

INCOME TAXES

Our effective tax benefit rate was 4% in 2001 compared to an effective tax provision rate of 39% in 2000. Our effective tax benefit rate for 2001 differed from the statutory federal income tax rate primarily due to the impact on the reported net loss of nondeductible expenses related to our Merger with TCA, including the write-off of IPR&D costs, the amortization of goodwill and other nondeductible merger transaction costs. For 2000, the effective tax provision rate exceeded the federal statutory income tax rate primarily due to the impact of state income taxes.

EXTRAORDINARY ITEM

We recorded an extraordinary gain of $0.2 million in 2000 as a result of our purchase of a portion of our 4.75% subordinated convertible debentures. There was no extraordinary item in 2001.

LIQUIDITY AND CAPITAL RESOURCES

At the end of 2002, we had working capital of $108.0 million compared with $135.9 million at the end of 2001. Cash and cash equivalents at the end of 2002 were $42.0 million compared to $91.7 million at the end of 2001, a decrease of $49.7 million. This decrease in cash and cash equivalents was due principally to purchases of long-term investments of $34.0 million, use of $9.8 million for the redemption of our outstanding subordinated debentures, and $18.3 million used to repurchase our common stock. These decreases were partially offset by $15.3 million of net proceeds received from the issuance of our common stock and higher accounts receivable collections.

Cash provided by operating activities was $2.2 million in 2002 resulting from our net income of $0.5 million adding back $18.4 million for items not affecting 2002 cash flows, primarily depreciation and amortization expenses, less changes in working capital of $16.7 million. The change in working capital in 2002 was due principally to inventory increasing by $12.6 million due primarily to VAD product inventory being built in preparation for the relocation of the HeartMate™ manufacturing operations to our Pleasanton facilities. Net cash used by operating activities during 2001 was $3.1 million resulting from our net loss of $87.9 million adding back $94.7 million for items not affecting 2001 cash flows, primarily depreciation and amortization expenses and write-off of IPR&D costs, less changes in working capital of $10.0 million. Net cash provided by operating activities during 2000 was $8.7 million resulting from our net income of $7.5 million adding back $2.9 million for items not affecting cash flows, primarily depreciation and amortization expenses, less changes in working capital of $1.7 million.

Cash provided by investing activities was $5.0 million in 2002, $55.3 million in 2001 and $23.4 million in 2000. Cash provided in 2002 was due to the reclassification of $45.9 million of restricted cash and cash equivalents to retire our subordinated debentures partially offset by $34.1 million used to purchase long-term available-for-sale investments and $7.5 million used for capital expenditures. Cash provided in 2001 was due to $98.6 million, net, provided from available-for-sale investments and $16.2 million cash acquired in the Merger partially offset by $45.8 million reclassified to restricted cash and cash equivalents, transaction costs of $5.8 million capitalized in conjunction with the Merger and capital expenditures of $7.9 million. Cash provided in 2000 was due to $21.0 million, net, provided from available-for-sale investments partially offset by $2.4 million used for capital expenditures.

Cash used in financing activities was $57.0 million in 2002, compared to $9.4 million provided by financing activities in 2001 and cash used of $2.3 million in 2000. Cash used in 2002 was due to $54.8 million to retire our subordinated debentures and $18.3 million to repurchase our common stock partially offset by $15.3 million, net, proceeds received in a public stock offering and $0.8 million provided from exercises of common stock options. Cash provided in 2001 was due to $11.1 million from exercises of common stock options partially offset by $1.7 million used to repurchase our common stock. Cash used in 2000 was due to $2.8 million to retire our subordinated debentures partially offset by $0.6 million provided from exercises of common stock options.

During 2002, we made cash payments of $2.9 million for merger, restructuring and other costs. These payments consisted mainly of employee retention and executive waiver agreement costs related to the Merger and severance costs related to the Restructuring Plan.

In April 2001, we announced a stock repurchase program under which up to $20 million in market value of our common stock could be acquired in the open market or in privately negotiated transactions. The number of shares to be purchased and the timing of purchases were based on several conditions, including the price of our stock, general market conditions and other factors. The program was completed in the fourth quarter of 2002. During 2002, $18.3 million in common stock was repurchased, representing 2.3 million shares. All repurchased shares were subsequently retired.

We filed a Registration Statement on Form S-3 with the SEC to register 1,055,000 newly issued shares of our common stock and to register for resale 5,945,000 shares of our common stock held by selling shareholders, of which 5,825,000 shares were held by Thermo Electron Corporation ("Thermo Electron"). This registration statement became effective on February 12, 2002 and all shares registered were sold on February 15, 2002. We received $15.3 million, net of underwriting fees and discounts and other expenses of the offering, from the sale of the newly issued shares.

In January 2002, we announced a plan to redeem at par value all outstanding 4.75% convertible subordinated debentures due 2004, which were originally issued by TCA. We completed the redemption in March 2002 using our restricted cash and cash equivalents of $45.9 million and cash of $9.8 million. We recorded an extraordinary loss in the amount of $0.3 million, net of a tax benefit of $0.2 million, in the first quarter of 2002 related to the write-off of capitalized debt issuance costs associated with the initial issuance of the debentures, which were being amortized over the life of the debentures.

We believe that cash and investments on-hand and expected cash flows from operations will be sufficient to fund our operations and capital requirements for the foreseeable future. We expect that our operating expenses will increase in future periods as we spend more on product manufacturing, marketing, and research and development of new product lines.

The impact of inflation on our financial position and the results of operations was not significant during any of the years presented.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed below. For a more detailed discussion on the application of these and other accounting policies, see the Notes to the Consolidated Financial Statements included in this Annual Report. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. There can be no assurance that actual results will not differ from those estimates.

MERGER ACCOUNTING

On February 14, 2001, Thoratec completed its Merger with TCA. Pursuant to the Merger agreement between Thoratec and TCA, Thoratec issued new shares of its common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA. The Merger was treated as a reverse acquisition because the shareholders of TCA owned the majority of Thoratec common stock after the Merger. TCA was considered the acquiror for accounting and financial reporting purposes. The Merger was accounted for under the purchase method of accounting. Due to the reverse acquisition, Thoratec's assets and liabilities were recorded based upon their estimated fair values at the date of acquisition. The purchase price is also allocated to intangible assets, including goodwill. As of December 28, 2002, approximately $309.0 million of the total purchase price of $346.2 million has been allocated to goodwill and other purchased intangibles. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. The amounts allocated to goodwill and other intangible assets will affect the amount of amortization expense we recognize in future periods and could result in a possible impairment expense if at some future date such assets were determined to be impaired.

As a result of the Merger, $76.9 million relating to IPR&D was expensed in the first quarter of 2001. The write-off of IPR&D was related to projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. There have been no significant developments subsequent to the Merger related to the current status of any of the IPR&D projects that would result in material changes to the assumptions or resulting valuation performed at the time of the Merger. Development of IPR&D projects continues and while the timing of completion of these projects may vary due to the highly regulated and technical nature of the Company's products, current estimates remain materially consistent with the Company's initial estimates.

REVENUE RECOGNITION

We recognize revenue from product sales when evidence of an arrangement exists, title has passed (generally upon shipment) or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured. Sales to distributors are recorded when title transfers upon shipment. One distributor has certain limited product return rights. A limited number of other distributors have certain rights of return upon termination of their distribution agreement. A reserve for sales returns is recorded for these customers applying reasonable estimates of product returns based upon significant historical experience in accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists." No other direct sales customers or distributors have return rights or price protection.

Sales of certain Cardiovascular segment products to first-time customers are recognized when it has been determined that the customer has the ability to use such products. These sales frequently include the sale of products and training services under multiple element arrangements. For most customers, training is not essential to the functionality of the products as the customers already possess sufficient expertise and experience to use the products. In these situations, training is provided as a best practice to optimize the use and success of the products. The amount of revenues under these arrangements allocated to training is based upon fair market value of the training, performed principally by third party providers. The amount of revenues allocated to the Cardiovascular segment products is done on a residual method basis. Under this method, the total value of the arrangement is allocated first to the undelivered training element based on the fair market value, with the remainder being allocated to the Cardiovascular segment products. The amount of revenues allocated to training is recorded as deferred revenue and is recognized when the training is completed. As of the end of 2002, $1.4 million of products have been delivered and recorded as product sales for customers that were determined to be able to use those products, but for which training had not yet been completed. The amount of revenue deferred related to this training not yet completed was $0.1 million at the end of 2002 and $38,000 at the end of 2001. As of the end of 2000 all training related to product sales had been completed.

We also rent certain medical devices to customers on a month-to-month or as-used basis. Rental income is based on utilization and is included in product sales as earned. Included in product sales for 2002, 2001 and 2000 are $3.8 million, $3.5 million and $2.7 million, respectively, of income earned from the rental of these medical devices.

The majority of our products are covered by a one-year limited manufacturer's warranty from the date of installation. Estimated contractual warranty obligations are recorded when related sales are recognized and any additional amounts are recorded when such costs are probable and can be reasonably estimated. The change in accrued warranty expense in 2002 and 2001 is summarized in the following table (in thousands):

Year ended	Balance Beginning of Year	Charges to Costs and Expenses	Deductions	Balance End of Year
December 28, 2002	$ 910	$ 45	$ (260)	$ 695
December 29, 2001	$ 970	$ 594	$ (654)	$ 910

RESERVES

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments owed to us for product sales. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

In June 2001, we approved a Restructuring Plan to consolidate all of our VAD manufacturing operations to our manufacturing facilities and headquarters in Pleasanton, California. Through December 28, 2002, we have recorded $1.6 million of restructuring charges in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and SAB No. 100, "Restructuring and Impairment Charges." These charges represent estimated employee severance costs and stock option acceleration charges. We completed the relocation of the Woburn, Massachusetts manufacturing operations to our Pleasanton facility in the first quarter of 2003 and in February 2003 the FDA inspected the Pleasanton facility related to this transfer. We expect to receive FDA approval in the first half of 2003. We do not believe there are likely to be any developments until FDA approval which would have a significant impact on our original restructuring cost estimates.

COMMITMENTS

As of December 28, 2002, we have the following outstanding commitments:

Leases — The Company leases manufacturing, office, research facilities, and equipment under various operating lease agreements. Future minimum lease payments as of the end of 2002 are noted below:

Fiscal year:			
2003	$	1.9	million
2004		1.6	million
2005		1.5	million
2006		1.5	million
2007		1.5	million
Thereafter		8.6	million
Total	$	16.6	million

Rent expense for all operating leases was $1.8 million in 2002, $1.8 million in 2001 and $0.6 million in 2000.

Purchase Commitments — We had various firm purchase commitments totaling approximately $11 million at December 28, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including legal obligations. We plan to adopt SFAS No. 143 at the beginning of fiscal 2003 and do not expect this statement to materially impact our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, which, among other things, changed the presentation of gains and losses on the extinguishment of debt. Any gain or loss on extinguishment of debt that does not meet the criteria in APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," is to be included in operating earnings and not presented separately as an extraordinary item. We plan to adopt SFAS No. 145 at the beginning of fiscal year 2003 and therefore, we will reclassify in the first quarter of 2003 the extraordinary loss incurred in 2002 of $0.5 million to interest and other income-net.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard is applicable for restructuring activities that are initiated after December 31, 2002 and may affect the timing of recognizing future restructuring costs as well as the amounts recognized when and if we engage in such activities.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements, including a roll forward of the entity's product warranty liabilities. The disclosure provisions of FIN 45 are effective for us as of fiscal year end 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 28, 2002. We do not expect that the recognition provisions of FIN 45 will have a material impact upon our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. We plan to adopt the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. We do not expect to change to use the fair value based method of accounting for stock-based financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

SHORT-TERM AND LONG-TERM INVESTMENTS

We do not use derivative financial instruments for speculative or trading purposes. However, we are exposed to market risk related to changes in interest rates. Our investment portfolio at the end of 2002 consisted of short-term and long-term corporate bonds that are classified as cash and available-for-sale and have maturities of two years or less. The fair market value of these investments will fall if market interest rates increase. If market interest rates were to increase by 10% from levels at December 28, 2002, the fair market value of our investment portfolio would decline by an immaterial amount.

FOREIGN CURRENCY RATE FLUCTUATIONS

We conduct business in foreign countries. Our international operations consist primarily of sales and service personnel for our ventricular assist products. The employees report into our U.S. sales and marketing group and are internally reported as part of that group. All assets and liabilities of our non-U.S. operations are translated into U.S. dollars at the period-end exchange rates. The resulting translation adjustments are included in comprehensive income. The period-end translation of the non-functional currency balances (the result of foreign sales, foreign expenses, and inter-company transactions) in our wholly-owned subsidiary in the United Kingdom at the period-end exchange rate into the functional currency of our subsidiary results in foreign currency exchange gains and losses. These foreign currency exchange gains and losses are included in interest and other income-net. Net foreign currency exchange gain was approximately $0.5 million for 2002. Net foreign currency exchange loss was approximately $0.1 million in 2001. There were no such gains or losses in 2000 as Thoratec's United Kingdom subsidiary did not become part of our operations until completion of our Merger on February 14, 2001. Currently, we do not expect to be subject to material foreign currency risk with respect to future costs or cash flows from our foreign operations. To date, we have not entered into any significant foreign currency hedging contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange, however, we are currently evaluating possible future use of such contracts and instruments.

THORATEC CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	As of Fiscal Years	
	2002	2001
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 42,044**	$ 91,726
Short-term available-for-sale investments	**3,439**	—
Receivables, net of allowances of $238 in 2002 and $551 in 2001	**27,593**	26,820
Inventories	**38,835**	25,673
Deferred tax asset	**12,182**	11,789
Prepaid expenses and other assets	**2,517**	956
Total current assets	**126,610**	156,964
Property, plant and equipment, net	**24,715**	22,645
Long-term available-for-sale investments	**30,051**	—
Restricted cash and cash equivalents	**—**	45,884
Goodwill	**96,492**	95,209
Purchased intangible assets	**184,282**	198,608
Long-term deferred tax asset	**5,244**	9,313
Other assets	**1,038**	1,618
Total Assets	**$ 468,432**	$ 530,241
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 6,319**	$ 8,271
Accrued compensation	**6,372**	6,481
Accrued merger, restructuring and other	**1,208**	1,335
Estimated liabilities for warranty, legal and other	**1,304**	1,781
Other accrued liabilities	**3,435**	3,172
Total current liabilities	**18,638**	21,040
Subordinated convertible debentures	**—**	54,838
Long-term deferred tax liability and other	**75,454**	81,020
Total Liabilities	**94,092**	156,898
Commitments		
Shareholders' equity:		
Common shares; 100,000 authorized, issued and outstanding 55,037 in 2002 and 56,114 in 2001	**410,266**	409,081
Deferred compensation	**(3,735)**	(4,555)
Accumulated deficit	**(32,412)**	(31,166)
Accumulated other comprehensive income (loss):		
Unrealized gain on investments	**130**	—
Cumulative translation adjustments	**91**	(17)
Total accumulated other comprehensive income (loss)	**221**	(17)
Total Shareholders' Equity	**374,340**	373,343
Total Liabilities and Shareholders' Equity	**$ 468,432**	$ 530,241

See notes to consolidated financial statements.

THORATEC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

	As of Fiscal Years		
	2002	2001	2000
	(In thousands, except per share data)		
Product sales	**$ 130,844**	$ 113,384	$ 83,396
Cost of product sales	**55,124**	52,840	34,830
Gross profit	**75,720**	60,544	48,566
Operating expenses:			
Selling, general and administrative	**37,413**	32,346	23,587
Research and development	**25,251**	22,082	16,190
Amortization of purchased intangible assets	**12,384**	11,321	—
Amortization of goodwill	**—**	4,353	—
In-process research and development	**—**	76,858	—
Merger, restructuring and other costs	**1,409**	7,134	1,831
Total operating expenses	**76,457**	154,094	41,608
Income (loss) from operations	**(737)**	(93,550)	6,958
Interest and other income — net	**2,146**	2,359	5,005
Income (loss) before taxes and extraordinary item	**1,409**	(91,191)	11,963
Income tax expense (benefit)	**589**	(3,325)	4,630
Income (loss) before extraordinary item	**820**	(87,866)	7,333
Extraordinary item — net of tax	**(309)**	—	191
Net income (loss)	**$ 511**	$ (87,866)	$ 7,524
Basic and diluted earnings (loss) per share	**$ 0.01**	$ (1.68)	$ 0.23
Shares used to compute earnings (loss) per share:			
Basic	**56,184**	52,336	32,193
Diluted	**56,762**	52,336	32,209

See notes to consolidated financial statements.

THORATEC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	As of Fiscal Years		
	2002	2001	2000
	(In thousands)		
Net income (loss)	**$ 511**	$ (87,866)	$ 7,524
Other net comprehensive income (loss):			
Unrealized gain on available-for-sale investments	**130**	39	299
Foreign currency translation adjustments	**108**	(26)	(38)
Comprehensive income (loss)	**$ 749**	$ (87,853)	$ 7,785

See notes to consolidated financial statements.

THORATEC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Dollars				
				(In thousands)		
BALANCE, FISCAL YEAR ENDED 1999	32,128	$ 48,253	$ 49,501	$ (521)	$ (291)	$ 96,942
Exercise of common stock options for cash	44	266				266
Exercise of common stock warrant for cash	50	350				350
Tax benefit related to employees' and directors' stock plans		319				319
Activity under employees' and directors' stock plans	(5)	19				19
Termination of restricted common stock award	(2)	(82)		82		—
Amortization of deferred compensation				188		188
Other comprehensive income:						
Unrealized gain on available-for-sale investments					299	299
Foreign currency translation adjustment					(38)	(38)
Net income			7,524			7,524
BALANCE, FISCAL YEAR ENDED 2000	32,215	$ 49,125	$ 57,025	$ (251)	$ (30)	$ 105,869
Common stock issued in connection with merger of Thoratec and Thermo Cardiosystems	22,452	306,889		(841)		306,048
Common stock options granted for Thermo Cardiosystems merger		33,524				33,524
Common stock issued for services	12	136				136
Non-cash compensation for services		166				166
Exercise of common stock options for cash	1,378	11,077				11,077
Tax benefit related to employees' and directors' stock plans		5,402				5,402
Common stock issued under restricted common stock award	250	4,140		(4,140)		—
Repurchase of common stock	(193)	(1,378)	(325)			(1,703)
Amortization of deferred compensation				677		677
Other comprehensive income:						
Unrealized gain on available-for-sale investments					39	39
Foreign currency translation adjustment					(26)	(26)
Net Loss			(87,866)			(87,866)
BALANCE, FISCAL YEAR ENDED 2001	56,114	$ 409,081	$ (31,166)	$ (4,555)	$ (17)	$ 373,343

See notes to consolidated financial statements.

THORATEC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Dollars				
				(In thousands)		
BALANCE, FISCAL YEAR ENDED 2001	56,114	$ 409,081	$ (31,166)	$ (4,555)	$ (17)	$ 373,343
Issuance of common shares,						
net of costs	1,055	16,120				16,120
Non-cash compensation for services		100				100
Exercise of common stock options for cash	93	829				829
Tax benefit related to employees' and						
directors' stock plans		334				334
Common stock issued under restricted						
common stock award	50	328		(328)		—
Repurchase of common stock	(2,275)	(16,526)	(1,757)			(18,283)
Amortization of deferred compensation				1,148		1,148
Other comprehensive income:						
Unrealized gain on available-for-sale investments					130	130
Foreign currency translation adjustment					108	108
Net Income			511			511
BALANCE, FISCAL YEAR ENDED 2002	55,037	$ 410,266	$ (32,412)	$ (3,735)	$ 221	$ 374,340

See notes to consolidated financial statements.

THORATEC CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

	As of Fiscal Years		
	2002	2001	2000
	(In thousands, except per share data)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ 511**	$ (87,866)	$ 7,524
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**17,076**	19,845	2,840
Write-off of in-process research and development costs	**—**	76,858	—
Noncash compensation expense	**100**	303	—
Amortization of deferred compensation	**1,148**	677	270
Change in net deferred tax liability	**(503)**	(2,993)	—
Gain on sale of investments	**—**	—	(3)
Extraordinary item, net of taxes	**309**	—	(191)
Changes in assets and liabilities:			
Receivables	**(420)**	(5,892)	(1,000)
Inventories	**(12,640)**	(560)	(2,444)
Prepaid expenses and other assets	**(1,521)**	814	(7)
Accounts payable and other liabilities	**(1,835)**	(4,326)	1,745
Net cash provided by (used in) operating activities	**2,225**	(3,140)	8,734
CASH FLOWS FROM INVESTING ACTIVITIES:			
Repayments from affiliate, net	**—**	—	13,961
Purchases of available-for-sale investments	**(34,060)**	(120,267)	(120,002)
Sales and maturities of available-for-sale investments	**700**	218,989	131,802
Reclassification from (to) restricted cash and cash equivalents	**45,884**	(45,884)	—
Capitalized transaction costs	**—**	(5,838)	—
Purchases of property, plant and equipment	**(7,528)**	(7,947)	(2,360)
Cash and equivalents acquired in business acquisition	**—**	16,199	—
Net cash provided by investing activities	**4,996**	55,252	23,401
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from stock option exercises, net	**829**	11,077	601
Proceeds from common stock offering	**15,335**	—	—
Payment of withholding taxes related to stock option exercises	**—**	—	(47)
Repurchase of common stock	**(18,283)**	(1,703)	—
Repurchase of convertible debentures	**(54,838)**	—	(2,825)
Net cash provided by (used in) financing activities	**(56,957)**	9,374	(2,271)
Effect of exchange rate changes on cash and cash equivalents	**54**	4	(46)
Net increase (decrease) in cash and cash equivalents	**(49,682)**	61,490	29,818
Cash and cash equivalents at beginning of period	**91,726**	30,236	418
Cash and cash equivalents at end of period	**$ 42,044**	$ 91,726	$ 30,236
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for taxes	**$ 347**	$ 470	$ 4,691
Cash paid for interest	**$ 839**	$ 2,604	$ 2,918
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of restricted stock for services	**$ 328**	$ 4,140	$ —
Tax benefit related to stock option exercises	**$ 334**	$ 5,402	$ 319
Reclassification of acquired workforce, net of taxes	**$ 1,334**	$ —	$ —

See notes to consolidated financial statements.

1. OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Operations — Thoratec Corporation, referred to as we, our, Thoratec or our Company, is headquartered in Pleasanton, California and is a leading manufacturer of circulatory support products for use by patients with congestive heart failure. We develop, manufacture and market products that are used by physicians and hospitals for cardiac assist, vascular and diagnostic applications. We organize and manage our business by functional operating entities, which operate in two business segments: ventricular-assist products and grafts, referred to as Cardiovascular and ITC. Our Cardiovascular segment develops, manufactures and markets proprietary medical devices used for circulatory support and vascular graft applications. Our ITC segment develops, manufactures and markets near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium quality, single-use skin incision devices. We conduct business both domestically and internationally. In February 2001, we merged with Thermo Cardiosystems, Inc. ("TCA") (Note 2). Prior to the merger (the "Merger"), TCA was a subsidiary of Thermo Electron Corporation ("Thermo Electron").

Fiscal Year — We report on a 52-53 week fiscal year, which ends on the Saturday closest to December 31. The fiscal years ended December 30, 2000, ("2000"), December 29, 2001, ("2001"), and December 28, 2002, ("2002") all included 52 weeks.

Principles of Consolidation — The consolidated financial statements include the accounts of our Company and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Major Customers and Concentration of Credit Risk — We primarily sell our products to large hospitals and distributors in the United States and Europe. For fiscal years 2002, 2001 and 2000, one distributor customer accounted for 11%, 12% and 17% of total product sales, respectively. Accounts receivable for this same distributor customer accounted for 10% and 8% of total accounts receivable as of the end of 2002 and 2001, respectively. No other customer accounted for more than 10% of total product sales in 2002, 2001 or 2000 or had an accounts receivable balance greater than 10% of total accounts receivable at the end of 2002 or 2001.

Credit is extended based on an evaluation of a customer's financial condition and generally collateral is not required. To date, credit losses have not been significant, however, we maintain allowances for potential credit losses.

Additionally, we are potentially subject to concentrations of credit risk in our investments. To mitigate this credit risk, we invest in high-grade instruments and limit our exposure to any one issuer.

Certain Risks and Uncertainties — We are subject to certain risks and uncertainties and believe that changes in any of the following areas could have a material adverse effect on our future financial position or results of operations: the ability to achieve or maintain profitability; the ability to receive Food and Drug Administration ("FDA") approval to manufacture our HeartMate™ products in our Pleasanton, California manufacturing plant following the relocation of these operations from Woburn, Massachusetts; the ability to manage current and future growth, including the integration of any future acquisitions of companies or technologies; stock price volatility due to general economic conditions or future issuances and sales of our stock; foreign currency fluctuations; new product development and introduction, including FDA approval and market receptiveness; the long and variable sales and deployment cycle of our ventricular assist device ("VAD") products; the ability to protect our proprietary technologies or an infringement of others' patents; competition from other products; worldwide demand for circulatory support and graft products and blood coagulation testing and skin incision devices; product liability or other claims; the ability to obtain timely deliveries of parts from suppliers; the reliance on specialized suppliers; the ability to manufacture products on an efficient and timely basis and at a reasonable cost and in sufficient volume; the dependence upon distributors; the ability of third party payors to cover and provide appropriate levels of reimbursement for our products; the ability to maintain compliance with changing federal and state regulations; the ability to attract and retain talented employees; the occurrence of natural catastrophic disasters;

the ability to realize the full value of our intangible assets; and other risks as detailed from time to time in our filings with the Securities and Exchange Commission, referred to as the SEC.

Cash and Cash Equivalents — Cash and cash equivalents are defined as short-term highly liquid investments with original maturities of 90 days or less.

Short-Term and Long-Term Available-For-Sale Investments — Our investments are classified as available-for-sale and are reported at fair market value. Net unrealized gains and losses are excluded from earnings and reported as a separate component of shareholders' equity. As of the end of fiscal year 2002, short-term investments were comprised primarily of corporate bonds having maturities of one year or less from the date of investment and long-term investments were comprised primarily of corporate bonds having maturities of one to two years from the date of investment.

Inventories — Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives of 2 to 30 years. Leasehold improvements are amortized over the lesser of the useful life or the remaining term of the lease. Property, plant and equipment includes certain medical devices rented to customers on a short-term or long-term basis. Amortization expense of all rental equipment included in our rental program is recognized ratably over 2 to 3 years and is recorded in cost of product sales.

Capitalized Software Costs — We capitalize the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized computer software costs consist of purchased software licenses, implementation costs and consulting for certain projects that qualify for capitalization. We expense costs related to preliminary project assessment, research and development, re-engineering, training and application maintenance as incurred. In fiscal years 2002 and 2001, costs capitalized for a new enterprise resource planning software system were $1,250,000 and $2,416,000, respectively. Depreciation expense related to this new computer system of $413,000 was recorded in 2002. No depreciation was charged in any prior period as the relevant computer software system was not placed into service until early 2002. The capitalized software costs will be depreciated on a straight-line method over a period of eight years upon being placed in service.

Restricted Cash and Cash Equivalents — Upon closing the Merger with TCA in February 2001, $45,000,000 in cash and cash equivalents was pledged as collateral for a letter of credit guarantee to Thermo Electron related to Thermo Electron's guarantee of our subordinated debentures (Note 7). Accordingly, these cash and cash equivalents, including interest earnings, were reclassified to restricted cash and cash equivalents on our 2001 balance sheet. As a result of our redemption of the outstanding subordinated convertible debentures in the first quarter of 2002, the letter of credit guarantee was extinguished.

Valuation of Long-Lived Assets — We periodically evaluate the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. At the beginning of 2002, we adopted Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which did not impact our results of operations or financial position.

Purchased Intangible Assets and Goodwill — As of the beginning of fiscal year 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and ceased the amortization of purchased goodwill. In addition, we reevaluated the useful lives of our identifiable intangible assets and determined that the remaining useful lives were appropriate. Each year we complete impairment tests of goodwill as required by SFAS No. 142. At adoption and again during 2002, we determined that our goodwill was not impaired.

The following table presents the impact of adopting SFAS No. 142 on net income (loss) and net income (loss) per share had the standard been in effect for the years ended December 29, 2001 and December 30, 2000 (in thousands, except per share amounts):

	Year ended	
	December 29, 2001	December 30, 2000
Net income (loss) as reported	$ (87,866)	$ 7,524
Adjustments:		
Amortization of goodwill, net of tax	4,194	—
Adjusted net income (loss)	$ (83,672)	$ 7,524
As reported basic and diluted net income (loss) per share	$ (1.68)	$ 0.23
Impact of amortization of goodwill, net of tax	0.08	—
Adjusted basic and diluted net income (loss) per share	$ (1.60)	$ 0.23

The change in the carrying amount of goodwill, which is only attributable to our Cardiovascular business segment, for the year ended December 28, 2002 was as follows (in thousands):

Balance as of December 29, 2001	$ 95,209
Reclassification of assembled workforce, net of taxes	1,334
Adjustment to reflect resolution of pre-merger contingency	(51)
Balance as of December 28, 2002	$ 96,492

The components of identifiable intangible assets, consisting primarily of patents and trademarks, core technology and developed technology, which are included in purchased intangible assets on the consolidated balance sheets, are as follows (in thousands):

	As of December 28, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and Trademarks	$ 37,478	$ (6,789)	$ 30,689
Core Technology	37,181	(3,486)	33,695
Developed Technology	132,301	(12,403)	119,898
Total Purchased Intangible Assets	$ 206,960	$ (22,678)	$ 184,282

	As of December 29, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and Trademarks	$ 37,478	$ (3,169)	$ 34,309
Core Technology	37,181	(1,627)	35,554
Developed Technology	132,301	(5,787)	126,514
Assembled Workforce	2,612	(381)	2,231
Total Purchased Intangible Assets	$ 209,572	$ (10,964)	$ 198,608

As of the beginning of fiscal 2002, the purchased intangible asset associated with the assembled workforce in the amount of $1,334,000, net of accumulated amortization of $381,000 and taxes of $897,000, was reclassified to goodwill.

Amortization expense related to identifiable intangible assets for fiscal 2002, 2001 and 2000 was $12,384,000, $11,321,000, and nil, respectively. Amortization expense is expected to be approximately $12,300,000 for each of the next five years. The purchased intangible assets have estimated useful lives of eight to twenty years.

Fair Value of Financial Instruments — Financial instruments include cash and cash equivalents, short-term and long-term available-for-sale investments, customer receivables, accounts payable and certain other accrued liabilities. The fair value of short-term and long-term investments are assessed using current market quotations from major investment brokers. The carrying amounts of these investments are adjusted to market value monthly. The carrying amounts of all other financial investments are reasonable estimates of their fair values.

Foreign Currency Translation — All assets and liabilities of our non-United States operations are translated into United States dollars at period-end exchange rates, and the resulting translation adjustments are included in comprehensive income. Income items are translated at actual or average monthly rates of exchange. Exchange rate fluctuations resulting from the period-end translation of the current portion of the intercompany obligation of our wholly-owned subsidiary into United States dollars are recorded in the statements of operations as foreign currency translation gains or losses and are included in interest and other income-net.

Repurchases of Common Stock — In April 2001, we announced that our Board of Directors authorized a stock repurchase program under which up to $20,000,000 of our common stock could be acquired. We completed this stock repurchase program in the third quarter of 2002. During 2002, we repurchased 2,274,900 shares of our common stock on the open market for $18,300,000. From the inception of the program through the end of 2002, we repurchased 2,467,600 shares of our common stock for $20,000,000. For each share repurchased, we reduce the common stock account by the average value per share reflected in the account prior to the repurchase with the excess allocated to retained earnings. All repurchased shares have been retired.

Revenue Recognition and Product Warranty — We recognize revenue from product sales when evidence of an arrangement exists, title has passed (generally upon shipment) or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured. Sales to distributors are recorded when title transfers upon shipment. One distributor has certain limited product return rights. A limited number of other distributors have certain rights of return upon termination of their distribution agreement. A reserve for sales returns is recorded for these customers applying reasonable estimates of product returns based upon significant historical experience in accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists." No other direct sales customers or distributors have return rights or price protection.

Sales of certain Cardiovascular segment products to first-time customers are recognized when it has been determined that the customer has the ability to use such products. These sales frequently include the sale of products and training services under multiple element arrangements. For most customers, training is not essential to the functionality of the products as the customers already possess sufficient expertise and experience to use the products. In these situations, training is provided as a best practice to optimize the use and success of the products. The amount of revenues under these arrangements allocated to training is based upon fair market value of the training, performed principally by third party providers. The amount of revenues allocated to the Cardiovascular segment products is done on a residual method basis. Under this method, the total value of the arrangement is allocated first to the undelivered training element based on the fair market value, with the remainder being allocated to the Cardiovascular segment products. The amount of revenues allocated to training is recorded as deferred revenue and is recognized when the training is completed. As of the end of 2002, $1,410,000 of products have been delivered and recorded as product sales for customers that were determined to be able to use those products, but for which training had not yet been completed. The amount of revenue deferred related to this training not yet completed was $148,000 at the end of 2002 and $38,000 at the end of 2001. As of the end of 2000, all training related to product sales had been completed.

We also rent certain medical devices to customers on a month-to-month or as-used basis. Rental income is based on utilization and is included in product sales as earned. Included in product sales for 2002, 2001 and 2000 are $3,884,000, $3,456,000 and $2,724,000, respectively, of income earned from the rental of these medical devices.

The majority of our products are covered by a one-year limited manufacturer's warranty. Estimated contractual warranty obligations are recorded when related sales are recognized and any additional amounts are recorded when such costs are probable and can be reasonably estimated. The change in accrued warranty expense in 2002 and 2001 is summarized in the following table (in thousands):

Year ended	Balance Beginning of Year	Charges to Costs and Expenses	Deductions	Balance End of Year
December 28, 2002	$ 910	$ 45	$ (260)	$ 695
December 29, 2001	$ 970	$ 594	$ (654)	$ 910

Stock-Based Compensation — We account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. The fair value of each option granted is estimated using the Black-Scholes option pricing model. If compensation cost for our stock-based plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of FASB Statement No. 123, our reported net income (loss) would have been adversely affected, as shown in the following table (in thousands, except per share data):

	Fiscal Year		
	2002	2001	2000
Net income (loss):			
As reported	$ **511**	$ (87,866)	$ 7,524
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**726**	812	166
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(9,788)**	(9,421)	(1,503)
Pro forma	$ **(8,551)**	$ (96,475)	$ 6,187
Basic and diluted earnings (loss) per share:			
As reported	$ **0.01**	$ (1.68)	$ 0.23
Pro forma	$ **(0.15)**	$ (1.84)	$ 0.19

The fair value of each option granted is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants made:

	Fiscal Year		
	2002	2001	2000
Risk-free interest rate	**4.79%**	5.08%	4.90%
Expected volatility	**69%**	71%	61%
Expected option life	**3.85 years**	2.85 years	4.8 years
Dividends	**None**	None	None

Earnings (Loss) Per Share — Basic earnings (loss) per share were computed using the weighted average number of common shares outstanding for each respective year. Diluted earnings (loss) per share amounts reflect the weighted average impact from the date of issuance of all potentially dilutive securities during the years presented unless the inclusion would have had an antidilutive effect. (Note 16)

Other Comprehensive Income (Loss) — Comprehensive income (loss) includes net income (loss) and is defined as the change in net assets during the period from non-owner sources, including unrealized gains and losses on available-for-sale investments and foreign currency translation adjustments.

Recently Issued Accounting Standards — In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including legal obligations. We plan to adopt SFAS No. 143 at the beginning of fiscal 2003 and do not expect this statement to materially impact our financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," which requires that long-lived assets be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. We adopted SFAS No. 144 at the beginning of fiscal year 2002. The adoption of this standard did not have any impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, which, among other things, changed the presentation of gains and losses on the extinguishment of debt. Any gain or loss on extinguishment of debt that does not meet the criteria in APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," is to be included in operating earnings and not presented separately as an extraordinary item. We plan to adopt SFAS No. 145 at the beginning of fiscal year 2003 and therefore, we will reclassify in the first quarter of 2003 the extraordinary loss incurred in 2002 of $515,000 to interest and other income-net.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue, or EITF, No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

This standard is applicable for restructuring activities that are initiated after December 31, 2002 and may affect the timing of recognizing future restructuring costs as well as the amounts recognized when and if we engage in such activities.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements, including a roll forward of the entity's product warranty liabilities. The disclosure provisions of FIN 45 are effective for us as of fiscal year end 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 28, 2002. We do not expect that the recognition provisions of FIN 45 will have a material impact upon our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. We plan to adopt the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. We do not expect to change to use the fair value based method of accounting for stock-based financial position, results of operations or cash flows.

Presentation — Certain 2001 and 2000 amounts have been reclassified to conform to the presentation in the 2002 financial statements.

2. MERGER OF THORATEC AND TCA

On February 14, 2001, we completed our Merger with TCA. Pursuant to the Merger agreement between us and TCA dated October 3, 2000, we issued 32,226,074 new shares of our common stock to the shareholders of TCA in exchange for all the outstanding common stock of TCA (38,594,281 shares outstanding as of February 14, 2001) at an exchange ratio of 0.835 shares of our stock for each share of TCA stock.

The Merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of TCA owned the majority of our common stock after the Merger. TCA was considered the acquiror for accounting and financial reporting purposes. Due to the reverse acquisition, Thoratec's assets and liabilities were recorded based upon their estimated fair values at the date of acquisition. The consolidated financial information for 2000 includes the results of operations of TCA. The operating results of Thoratec have been included in the accompanying consolidated financial statements from the date of acquisition forward. All reported amounts of outstanding common shares and common share equivalents (stock options and convertible debentures) prior to the Merger have been adjusted to reflect the exchange ratio of 0.835 to 1. Approximately $309,025,000 of the total purchase price of $346,193,000 was allocated to goodwill and other purchased intangible assets.

As a result of the Merger, $76,858,000 relating to in-process research and development ("IPR&D") was expensed in the first quarter of 2001. The one-time write-off of IPR&D related to four technology projects that were in development, had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. One of the projects was completed in 2002. There have been no significant developments subsequent to the Merger related to the current status of any of the three remaining IPR&D projects that would result in material changes to the assumptions or resulting valuation performed at the time of the Merger. Development of IPR&D projects continues and while the timing of completion of these projects may vary due to the highly regulated and technical nature of our products, current estimates remain materially consistent with our initial estimates.

3. INVESTMENTS

Our investments are considered available-for-sale investments in the accompanying balance sheet and are carried at fair value with the difference between cost and fair value, net of related tax effects, recorded in accumulated other comprehensive income in the consolidated statements of shareholders' equity. We classify investments that mature in less than one year of the purchase date as short-term investments. Investments that mature greater than one year from the purchase date are classified as long-term investments. At the end of 2002, we had no investments which will mature more than two years from the date of purchase.

The aggregate market value, cost basis and gross unrealized gains and losses of short-term and long-term available-for-sale investments for 2002 by major security type are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fiscal 2002:				
Short-term investments:				
Corporate bonds	$ 3,438	$ 1	$ —	$ 3,439
Long-term investments:				
Corporate bonds	29,834	218	(1)	30,051
	$ 33,272	$ 219	$ (1)	$ 33,490

The cost of available-for-sale investments that are sold is based on specific identification in determining recorded realized gains and losses. In 2002 and 2001 there were no significant gains or losses recorded.

4. INVENTORIES

Inventories consist of the following (in thousands):

	Fiscal Years	
	2002	2001
Finished goods	**$22,119**	$ 15,276
Work-in-process	**6,645**	4,322
Raw materials	**10,071**	6,075
Total	**$38,835**	$ 25,673

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	Fiscal Years	
	2002	2001
Land	**$ 341**	$ 341
Building	**2,445**	2,445
Building lease	**2,285**	2,285
Equipment	**28,897**	24,458
Rental equipment	**6,095**	4,653
Leasehold improvements	**9,292**	7,368
Total	**49,355**	41,550
Accumulated depreciation and amortization	**(24,640)**	(18,905)
	$24,715	$ 22,645

Depreciation expense in 2002, 2001 and 2000 was $5,187,000, $4,523,000 and $2,564,000, respectively.

6. LEASES

We lease manufacturing, office, research facilities and equipment under various operating lease agreements. Future minimum lease payments as of the end of 2002 are noted below (in thousands):

Fiscal year:	
2003	$ 1,844
2004	1,591
2005	1,526
2006	1,496
2007	1,490
Thereafter	8,636
Total	$ 16,583

Rent expense for all operating leases was $1,808,000 in 2002, $1,778,000 in 2001 and $623,000 in 2000.

7. SUBORDINATED CONVERTIBLE DEBENTURES

On March 11, 2002 we completed the redemption of our outstanding subordinated convertible debentures using restricted cash, cash and cash equivalents of approximately $54,800,000. An extraordinary loss in the amount of $309,000 net of a tax benefit of $206,000 was recorded on the date of the redemption related to the write-off of the capitalized debt issuance costs. The restricted cash had been pledged as collateral for a letter of credit guarantee to Thermo Electron related to Thermo Electron's guarantee of our subordinated debentures. As a result of the redemption, the letter of credit guarantee to Thermo Electron was extinguished.

We recorded an extraordinary gain of $191,000 in 2000 as a result of our purchase of a portion of our subordinated convertible debentures. There was no extraordinary item in 2001.

8. COMMON AND PREFERRED STOCK AND WARRANTS

We have authorized 100,000,000 no par common shares, and 2,500,000 shares of preferred stock, of which 540,541 shares have been designated Series A and 500,000 shares designated Series B.

The Series A preferred stock is entitled to cumulative annual dividends of $1.30 per share and has a liquidation preference of $9.25 per share plus cumulative unpaid dividends. We may redeem the Series A preferred stock at any time for our liquidation preference. Each share of preferred stock is convertible into one-third of a share of common stock, after adjusting for earned but unpaid dividends. At December 28, 2002, no shares of Series A preferred stock were outstanding.

The Series B preferred stock is senior to the Series A in all preferences. Series B is entitled to cumulative annual dividends of $0.96 per share and has a liquidation preference of $8.00 per share plus cumulative unpaid dividends. The Series B preferred stock is redeemable by us five years after its issuance for $8.00 per share plus cumulative unpaid dividends. Each share of Series B preferred stock is convertible at any time into three and one-third shares of common stock and has certain anti-dilution provisions. Series B preferred vote on an as-converted basis. At December 28, 2002, no shares of Series B preferred stock were outstanding.

On May 2, 2002, we adopted a shareholder rights plan, which we call the Rights Plan. Under the Rights Plan, we distributed one purchase right for each share of common stock outstanding at the close of business on May 17, 2002. If a person or group acquires 15% or more of our common stock in a transaction not pre-approved by our Board of Directors, each right will entitle its holder, other than the acquirer, to buy our common stock at 50% of its market value for the right's then current exercise price (initially $70.00). In addition, if an unapproved party acquires more than 15% of our common stock, and our Company or our business is later acquired by the unapproved party or in a transaction in which all shareholders are not treated alike, shareholders with unexercised rights, other than the unapproved party, will be entitled to purchase common stock of the merger party or asset buyer with a value of twice the exercise price of the rights. Each right also becomes exercisable for one one-thousandth of a share of our Series RP preferred stock at the right's then current exercise price ten days after an unapproved third party makes, or announces an intention to make, a tender offer or exchange offer that, if completed, would result in the unapproved party acquiring 15% or more of our common stock. Our Board of Directors may redeem the rights for a nominal amount before an event that causes the rights to become exercisable. The rights will expire on May 2, 2012.

In connection with the Rights Plan, we designated 100,000 no par shares of Series RP preferred stock. These shares, if issued, will be entitled to receive quarterly dividends and liquidation preferences. There are no shares of Series RP preferred stock issued and outstanding and we do not anticipate issuing any shares of Series RP preferred stock except as may be required under the Rights Plan.

On May 31, 2002, our shareholders approved an Employee Stock Purchase Plan, or ESPP. The ESPP authorizes the issuance of up to 500,000 shares of common stock to participating employees. In addition, the ESPP provides for an annual increase of up to 250,000 shares in the total number of shares available for issuance under the ESPP on March 1 of each year. As of December 28, 2002, 684 of our employees would have been eligible to participate in the ESPP. As the first offering period under the ESPP will not close until the end of April 2003, no shares were issued under this plan in fiscal 2002.

Because participation by employees in the ESPP is voluntary and subject to certain eligibility requirements, we cannot determine the number of shares of common stock that will be purchased in the future by our employees as a group.

We filed a Registration Statement on Form S-3 with the SEC to register for sale 1,055,000 newly issued shares of our common stock and 5,945,000 shares held by selling shareholders, of which 5,825,000 shares were held by Thermo Electron. This Registration Statement became effective February 12, 2002, and all of the registered shares were subsequently sold. We received $15,335,000, net of underwriting discounts, fees and other expenses of the offering, from the sale of the 1,055,000 newly issued shares. In addition, the underwriters exercised a 30-day option to purchase from Thermo Electron 1,050,000 shares of common stock to cover any over-allotments. We received no proceeds from the sale of these over-allotment shares.

We filed another Registration Statement on Form S-3 with the SEC to register for sale the remaining 7,609,719 shares of our common stock owned by Thermo Electron. This Registration Statement became effective August 14, 2002. As of the date of this document no shares have been sold. We will receive no proceeds from the sale of these shares.

In 2001, an award of 250,000 shares of restricted common stock was made to one of our executive officers under our 1997 Stock Option Plan. This award was valued at $4,140,000, recorded as deferred compensation and is being amortized over the restriction lapse period. In 2002, a similar award of 50,000 shares was made to another of our executive officers. This award was valued at $328,000, was recorded as deferred compensation and is being amortized over the restriction lapse period. As of December 28, 2002, none of the restrictions on these shares have lapsed.

9. STOCK-BASED COMPENSATION

Historically, TCA had a variety of stock-based compensation plans for employees and directors that allowed the granting of options, stock, and stock-based awards. There were no grants under any of TCA's plans during 2002 or 2001. Pursuant to the terms of the Thoratec and TCA Merger agreement, all TCA stock-based compensation plans were assumed by Thoratec effective February 14, 2001. Moreover, all outstanding options and restrictions on past TCA grants were accelerated and became fully vested as of the Merger date of February 14, 2001 and were converted to 971,222 of our common stock options at the Merger conversion ratio of 0.835 to 1. Although assumed by Thoratec, the TCA stock options remain exercisable upon the same terms and conditions as under the TCA stock option plan pursuant to which it was granted and the applicable option agreement.

The stock-based compensation plans placed in effect after the Merger and post-merger activity under these plans are summarized as follows:

In 1993, our Board of Directors approved the 1993 Stock Option Plan ("1993 SOP"), which permits us to grant options to purchase up to 666,667 shares of common stock. No options were granted under this plan in 2002 or 2001.

In 1996, the Directors adopted the 1996 Stock Option Plan ("1996 SOP") and the 1996 Non-employee Directors Stock Option Plan ("Directors Option Plan"). The 1996 SOP consists of two parts. Part One permits us to grant options to purchase up to 500,000 shares of common stock. During 2002 no options were granted at fair market value under Part One of the 1996 SOP. Part Two related to the Chief Executive Officer ("CEO") and permitted us to grant non-qualified options to the CEO to purchase up to 333,333 shares of common stock, which were granted in 1996. The Directors Option Plan, as amended, permits us to grant up to 350,000 shares and provides for an initial grant to a Director to purchase 15,000 shares (granted in four equal installments, once when elected to the Board then quarterly thereafter), and annual grants thereafter to purchase 7,500 shares (granted in four equal installments after re-election). Provisions also include immediate vesting of both initial and annual grants and a five year life on the options. In addition, the plan administrator has been provided with the discretion to impose any repurchase rights in our favor on any optionee. We currently have seven non-employee directors, six of whom are eligible to participate in the Directors Option Plan. In each of 2002 and 2001, 45,000 options were granted at fair market value under the Directors Option Plan.

In 1997, the Directors adopted the 1997 Stock Option Plan ("1997 SOP"). The 1997 SOP was amended by approval of a vote of our shareholders in February 2001 and amended again by the Board of Directors in December 2001. During 2002, 2,780,200 options were granted at fair market value under this plan and during 2001, 3,863,112 options were granted at fair market value under this plan.

We have five common stock option plans with options still outstanding at December 28, 2002. Options may be granted by the Board of Directors at the fair market value on the date of grant and generally become exercisable within five years of grant and expire between five and ten years from the date of grant. At the end of 2002, options to purchase 1,056,300 common shares remain available for grant under all the plans.

Agreements have been entered into with selected consultants whereby options to purchase our common stock were accepted by these consultants as full or partial payment for the services rendered to us. The fair market value of the consulting services is the basis for recording the transaction in our financial records and is recognized as the related services are performed. No options were issued under these agreements in 2002 or 2001.

Stock option activity is summarized as follows (in thousands, except per share data):

	Number of Options	Weighted Average Excercise Price
Outstanding at fiscal year end 1999 (1,173 exercisable at $16.55 weighted average price per share)	1,173	$ 16.55
Granted ($6.40 weighted average fair value per share)	45	11.65
Cancelled and expired	(208)	20.67
Exercised	(33)	8.30
Outstanding at fiscal year end 2000 (977 exercisable at $15.72 weighted average price per share)	977	15.72
Granted ($5.22 weighted average fair value per share)	2,817	11.02
Cancelled and expired	(527)	12.35
Exercised	(1,378)	8.04
Options assumed during Merger	3,696	8.09
Outstanding at fiscal year end 2001 (2,615 exercisable at $9.99 weighted average price per share)	5,585	10.51
Granted ($9.45 weighted average fair value per share)	2,825	13.31
Cancelled and expired	(582)	13.19
Exercised	(93)	8.90
Outstanding at fiscal year end 2002 (3,392 exercisable at $9.94 weighted average price per share)	7,735	$ 11.36

In conjunction with the Merger, 887,621 options of the 3,696,000 Thoratec options assumed as a result of the Merger became fully vested pursuant to existing change of control agreements. This acceleration of vesting was provided in the terms of the original Thoratec grants. Of the options that accelerated, agreements involving substantially all of the underlying shares were entered into whereby certain option holders agreed not to sell or transfer any of their shares for a period of up to 18 months and to remain employed with us for a period of 12 months after the effective date of the Merger. In exchange, the options holders received cash payments totaling $810,000 on the one-year anniversary of the Merger.

In addition, all options to purchase TCA shares that were outstanding at the date of the Merger were exchanged for options to purchase 971,222 Thoratec shares and became fully vested as of the Merger date. This acceleration of vesting was provided for in the terms of the underlying TCA grants.

Options outstanding as of the end of 2002 are summarized as follows:

Exercise Price Range			Options Outstanding: Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Options Exercisable: Number Outstanding	Weighted Average Exercise Price
$ 2.25			104,866	0.68	$ 2.25	104,866	$ 2.25
4.38	-	6.38	1,170,192	6.36	5.75	779,683	5.76
6.40	-	9.29	1,048,360	6.90	8.20	674,691	8.23
9.31	-	11.06	2,191,846	7.83	9.77	975,369	10.01
11.15	-	14.73	764,012	5.40	13.32	514,736	13.37
15.00	-	20.85	2,395,392	8.64	16.16	282,036	17.16
29.40	-	33.05	60,516	3.91	32.35	60,516	32.35
$ 2.25	-	$ 33.05	7,735,184	7.36	$ 11.36	3,391,897	$ 9.94

10. RELATED PARTIES

CORPORATE SERVICE AGREEMENT

We had a corporate services agreement with Thermo Electron, which terminated upon completion of the Merger. Thermo Electron's corporate staff provided to us certain administrative and financial services. We paid Thermo Electron an annual amount equal to 0.8% of our revenues for these services. In addition, we incurred direct charges that Thermo Electron paid directly on our behalf. In 2002, 2001 and 2000, we paid nil, $124,000 and $980,000, respectively, for these administrative and financial services and direct charges.

OPERATING LEASES

We subleased manufacturing, office and research facilities from Thermedics Inc. in connection with the development and manufacturing of our VADs in Woburn, Massachusetts. Thermedics was a division of Thermo Electron until November 21, 2001 when it was divested by Thermo Electron and became an unrelated third party. We were charged for actual square footage occupied at approximately the same rent paid per square foot by Thermedics under its lease. The accompanying statement of income includes expenses from the sublease when Thermedics was owned by Thermo Electron of $193,600 and $177,000 in 2001 and 2000, respectively.

PURCHASES

We purchased metal fabrication products and services from Tecomet, Inc. in connection with the manufacture of the ventricular-assist products we sell. Tecomet was a division of Thermo Electron until November 15, 2001 when it was sold by Thermo Electron to an unrelated third party. We paid $2,931,000 and $3,283,000 to Tecomet in 2001 and 2000, respectively.

SUBORDINATED CONVERTIBLE DEBENTURES

The outstanding principal balance of the subordinated convertible debentures as of the end of 2001 of $54,838,000 included $1,500,000 of debentures held by Thermo Electron. (Note 7)

11. TAXES ON INCOME

The provisions for income tax expenses (benefits) and extraordinary items, are as follows (in thousands):

	Fiscal Years: **2002**	2001	2000
Current:			
Federal	**$ 833**	$ —	$ 3,747
State	**1,137**	420	352
Foreign	**14**	—	—
	1,984	420	4,099
Deferred:			
Federal	**(930)**	(2,915)	465
State	**(465)**	662	66
	(1,395)	(2,253)	531
	589	(1,833)	4,630
Reduction of valuation allowance	**—**	(1,492)	—
	$ 589	$ (3,325)	$ 4,630

The provision for income taxes in the accompanying statements of operations differs from the provision calculated by applying the U.S. federal statutory income tax rate of 35% to income before provision for income taxes and extraordinary item due to the following (in thousands):

	Fiscal Years					
	2002		2001		2000	
U.S. federal statutory income tax expense (benefit)	**$ 493**	**35.0%**	$ (31,916)	(35.0)%	$ 4,187	35.0%
State income tax expense (benefit), net of federal tax expense (benefit)	**203**	**14.4**	(794)	(0.9)	272	2.3
Non-deductible amortization of goodwill	**—**	**—**	1,524	1.7	—	—
Non-deductible acquired IPR&D	**—**	**—**	26,900	29.5	—	—
Non-deductible merger expenses	**—**	**—**	175	0.2	—	—
Export benefits	**(334)**	**(23.7)**	(50)	(0.1)	(134)	(1.1)
Federal research and development credits	**(118)**	**(8.4)**	(100)	(0.1)	—	—
Non-deductible amortization of deferred compensation	**101**	**7.2**	82	0.1	—	—
Meals and entertainment	**101**	**7.2**	63	0.1	40	0.3
Expiration of net operating losses	**154**	**10.9**	154	0.2	—	—
Other	**(11)**	**(0.8)**	637	0.7	265	2.2
	$ 589	**41.8%**	$ (3,325)	(3.6)%	$ 4,630	38.7%

Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credits carryforwards.

Significant components of our net deferred taxes are as follows (in thousands):

	Fiscal Years	
	2002	2001
Deferred tax assets:		
Write-off of acquired technology	**$ 1,173**	$ 1,304
Reserves and accruals	**1,895**	2,186
Depreciation and amortization	**1,536**	2,709
Inventory basis difference	**2,196**	2,361
Research and development credit carryforwards	**1,997**	1,609
Net operating loss carryovers	**8,339**	10,586
Other, net	**290**	347
Total deferred tax assets	**17,426**	21,102
Deferred tax liabilities:		
Purchased intangibles	**(74,081)**	(79,697)
Net deferred tax liabilities	**$ (56,655)**	$ (58,595)

At the end of 2002, we had federal and state net operating loss ("NOL") carryforwards of approximately $23,000,000 and $2,000,000, respectively, which expire from 2003 through 2021. Use of $1,300,000 of the federal NOL carryforwards, which arose prior to a greater than 50% change in ownership in 1992, is limited to approximately $440,000 per year.

At the end of 2002, we had available carryforward research and experimentation tax credits for federal and state income tax purposes of approximately $1,300,000 and $900,000, respectively. Federal tax credit carryforwards expire from 2009 through 2022. State tax credits carry forward indefinitely.

12. ENTERPRISE & RELATED GEOGRAPHIC INFORMATION

We organize and manage our business by functional operating entities. Our functional entities operate in two segments: (1) Cardiovascular and (2) ITC. The Cardiovascular segment develops, manufactures and markets proprietary medical devices used for circulatory support and vascular graft applications. The ITC segment develops, manufactures and markets near-patient, whole-blood coagulation testing equipment and related disposables, as well as premium quality, single-use skin incision devices. All 2000 financial information presented herein represents the results of operations of TCA's Cardiovascular segment and ITC segment. The 2001 financial information presented herein includes the financial results of TCA's segments for the entire fiscal year and the financial results of Thoratec's Cardiovascular segment only for the post-merger period from February 14, 2001 through December 29, 2001.

BUSINESS SEGMENTS (IN THOUSANDS):

	Fiscal Years		
	2002	2001	2000
Product sales:			
Cardiovascular	**$ 84,442**	$ 71,809	$ 43,049
ITC	**46,402**	41,575	40,347
Total product sales	**$ 130,844**	$ 113,384	$ 83,396
Income (loss) before income taxes and extraordinary item:			
Cardiovascular	**$ 8,392**	$ (177)	$ 1,499
ITC	**9,680**	8,953	8,270
Corporate(a)	**(5,016)**	(2,660)	(980)
Amortization of goodwill and purchased intangibles	**(12,384)**	(15,674)	—
In-process research and development	**—**	(76,858)	—
Merger, restructuring and other costs	**(1,409)**	(7,134)	(1,831)
Total operating income (loss)	**(737)**	(93,550)	6,958
Interest and other income, net	**2,146**	2,359	5,005
Total income (loss) before taxes and extraordinary item	**$ 1,409**	$ (91,191)	$ 11,963
Total assets:			
Cardiovascular	**$ 71,234**	$ 57,299	$ 25,136
ITC	**23,464**	19,883	15,808
Corporate(a)	**92,960**	159,242	135,741
Goodwill and purchased intangible assets	**280,774**	293,817	—
Total assets	**$ 468,432**	$ 530,241	$176,685

	Fiscal Years		
	2002	2001	2000
Depreciation and amortization:			
Cardiovascular	**$ 4,766**	$ 3,634	$ 1,664
ITC	**1,074**	1,214	1,446
Amortization of goodwill and purchased intangible assets	**12,384**	15,674	—
Total depreciation and amortization	**$ 18,224**	$ 20,522	$ 3,110
Capital expenditures:			
Cardiovascular	**$ 6,321**	$ 6,789	$ 1,243
ITC	**1,207**	1,158	1,117
Total capital expenditures	**$ 7,528**	$ 7,947	$ 2,360

(a) Primarily represents general and administrative items not specifically allocated to any particular business segment.

GEOGRAPHIC AREAS (IN THOUSANDS):

	Fiscal Years		
	2002	2001	2000
Product Sales:			
Domestic	**$ 106,983**	$ 90,678	$ 69,786
Europe	**15,188**	13,000	8,140
All other international	**8,673**	9,706	5,470
Total international	**23,861**	22,706	13,610
Total	**$ 130,844**	$ 113,384	$ 83,396

13. COMMITMENTS

We had various firm purchase commitments totaling approximately $11,032,000 at December 28, 2002.

14. RETIREMENT SAVINGS PLAN

Substantially all of our full-time employees are eligible to participate in a 401(k) retirement savings plan. As of the date of the Merger and continuing through June 30, 2001, two retirement savings plans were in effect, representing the pre-merger plan of Thoratec and a new plan set in place as of the Merger date. Prior to February 14, 2001, TCA participated in Thermo Electron's retirement savings plan. Effective July 1, 2001, the two plans were combined into a new savings plan (the "Retirement Plan"). Under the Retirement Plan, employees may elect to contribute up to 25% of their eligible compensation to the Retirement Plan, subject to certain limitations. In 2002 and 2001 our match was 50%, up to the first 6% of eligible employee plan compensation. Employees vest under the Retirement Plan at the rate of 25% per year, with full vesting after four years of service with us. For 2002, 2001 and 2000, we made contributions to the Retirement Plan of approximately $806,000, $674,000 and $804,000, respectively.

15. MERGER, RESTRUCTURING AND OTHER COSTS

During 2002, 2001 and 2000, the following merger, restructuring and other costs were recorded in expense (in thousands):

	Fiscal Years		
	2002	2001	2000
Merger	**$ 356**	$ 5,326	$ 1,831
Restructuring	**524**	1,093	—
Other	**529**	715	—
Total	**$ 1,409**	$ 7,134	$ 1,831

MERGER COSTS

Merger costs recorded during 2002, 2001 and 2000 consisted principally of employee severance, pre-merger employee retention costs, and outside consulting, accounting and legal expenses associated with the Merger. Early in 2000, Thermo Electron announced its intent to sell TCA. In conjunction with this announcement, TCA put in place an employee retention plan, which offered a bonus to certain key employees to continue employment with TCA through the completion of the sale of the company. Upon closure of the Merger, certain Thoratec executives' stock options accelerated according to their terms. In exchange for a waiver of their rights to immediately exercise these options and to sell the related stock, we put in place a bonus plan to serve as compensation to these executives for that waiver.

The following table reflects the activity in accrued merger costs for 2002 and 2001 (in thousands):

	Fiscal Years	
	2002	2001
Accrued Merger Costs:		
Beginning balance	**$ 472**	$ 1,708
Add:		
Accruals pursuant to executive waiver agreement	**337**	684
Accruals pursuant to employee severance agreements	**—**	2,825
Less:		
Payments pursuant to employee severance agreements	**—**	(4,533)
Payments pursuant to executive waiver agreement	**(809)**	(212)
Ending balance	**$ —**	$ 472

Certain merger costs were recorded directly to expense and did not pass through accrued merger costs. These expenses consisted primarily of legal, audit, consulting and other professional fees related to the Merger and totaled $19,000 for 2002 and $1,817,000 for 2001. All of these expenses have been paid.

RESTRUCTURING COSTS

In June 2001, we initiated a restructuring plan (the "Restructuring Plan") to consolidate all of our VAD manufacturing operations to our facilities in Pleasanton, California. This plan required the closure of our Chelmsford, Massachusetts office and research facility and the relocation of the Woburn, Massachusetts manufacturing operations. We will continue peforming some marketing, research and development, and administrative functions at the Woburn facility. We notified the affected employees during the second quarter of 2001, both through direct personal contact and written notification. The Chelmsford facility was closed in February 2002 and all relocation activities were completed in the first quarter of 2003. We expect to receive FDA approval to begin manufacturing our HeartMate™ product line in Pleasanton in the first half of 2003. Through December 28, 2002, we have recorded $1,617,000 of restructuring charges in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other

Costs to Exit an Activity" and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." These charges represent estimated employee severance costs and stock option acceleration charges. As of December 28, 2002, we have paid approximately $741,000 in severance payments to 47 employees related to the restructuring. All remaining severance under the Restructuring Plan is expected to be paid by the end of the first quarter of 2003. The following is a summary of our accrued restructuring costs activity in 2002 and 2001 (in thousands):

	Fiscal Years	
	2002	2001
Accrued Restructuring Costs:		
Beginning balance	$ **863**	$ —
Employee severance accrual	**425**	995
Payments of employee severance	**(609)**	(132)
Ending balance	$ **679**	$ 863

In addition to the employee severance costs, estimated restructuring costs includes expense related to the acceleration of stock options granted to employees who have been or will be terminated under the Restructuring Plan. In the fiscal years ended 2002 and 2001, $99,000 and $98,000, respectively, of stock options acceleration expense was recorded.

OTHER COSTS

Other costs of $529,000 were incurred in the fourth quarter of 2002 related to the termination of a European distribution agreement. As of December 28, 2002 none of these costs have been paid.

Other costs of $715,000 were incurred in the third quarter of 2001 related to the events of September 11, 2001. As of December 29, 2001, the total amount of these costs have been paid.

16. EARNINGS (LOSS) PER SHARE

Although Thoratec is the surviving legal entity after the Merger, the Merger is treated as an acquisition of Thoratec by TCA for accounting and financial reporting purposes. The weighted average number of common shares previously reported by TCA has been adjusted for all periods to reflect the exchange ratio of 0.835 to 1.

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options to purchase 4,165,000, 5,585,000 and 774,000 shares of common stock were not included in the computations of diluted earnings and losses per share for 2002, 2001 and 2000, respectively, as their inclusion would be antidilutive. In addition, the computation of diluted earnings per share for all years presented excluded the effect of assuming the conversion of our 4.75% subordinated convertible debentures, convertible at $37.62 per share, because their effect would have been antidilutive.

Basic and diluted earnings (loss) per share were calculated as follows (in thousands, except per share data):

	Fiscal Years		
	2002	2001	2000
Net income (loss) before extraordinary item	$ **820**	$ (87,866)	$ 7,333
Extraordinary item — net of taxes	**(309)**	—	191
Net income (loss)	$ **511**	$ (87,866)	$ 7,524
Weighted average number of common shares-Basic	**56,184**	52,336	32,193
Dilutive effect of employee stock options	**578**	—	16
Weighted average number of common shares-Diluted	**56,762**	52,336	32,209
Basic and diluted earnings (loss) per common share before extraordinary item	$ **0.01**	$ (1.68)	$ 0.23
Basic and diluted earnings (loss) per common share	$ **0.01**	$ (1.68)	$ 0.23

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for the fiscal years 2002 and 2001:

	First	Second	Third	Fourth
	(In thousands, except per share data)			
Fiscal Year 2002				
Product sales	**$ 29,639**	**$ 31,034**	**$ 31,105**	**$ 39,066**
Gross profit	**16,475**	**17,753**	**18,050**	**23,442**
Net income (loss)	**(1,758)**	**(556)**	**237**	**2,588**
Basic and diluted earnings (loss) per share	**$ (0.03)**	**$ (0.01)**	**$ 0.00**	**$ 0.05**
Fiscal Year 2001				
Product sales	$ 21,480	$ 28,218	$ 28,666	$ 35,020
Gross profit	11,440	15,573	15,062	18,469
Net income (loss)	(82,180)	(3,103)	(2,968)	385
Basic and diluted earnings (loss) per share	$ (1.88)	$ (0.06)	$ (0.05)	$ 0.01

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THORATEC CORPORATION:

We have audited the accompanying consolidated balance sheets of Thoratec Corporation and subsidiaries (the "Company") as of December 28, 2002 and December 29, 2001 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years then ended. The financial statements of the Company as of December 30, 2000, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 5, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2002 and 2001 consolidated financial statements present fairly, in all material respects, the financial position of Thoratec Corporation and subsidiaries as of December 28, 2002 and December 29, 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

San Francisco, California
March 7, 2003

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the NASDAQ National Market under the symbol "THOR". The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock, as reported by the NASDAQ National Market. As of March 11, 2002, there were 55,051,485 shares of our common stock outstanding with approximately 900 holders of record, including multiple beneficial holders at depositories, banks, and brokerages listed as a single holder in the "street" name of each respective depository, bank, or broker.

	High	Low
Fiscal Year 2001		
First Quarter	$ 12.88	$ 7.09
Second Quarter	15.55	6.56
Third Quarter	20.02	13.77
Fourth Quarter	20.85	15.67
Fiscal Year 2002		
First Quarter	**$ 19.35**	**$ 10.24**
Second Quarter	**11.46**	**7.80**
Third Quarter	**8.24**	**5.55**
Fourth Quarter	**9.65**	**6.40**

We have not declared or paid any dividends on our common stock and we anticipate that for the foreseeable future we will continue to retain our earnings for use in our business.

CORPORATE DIRECTORY

EXECUTIVE OFFICERS

D. Keith Grossman
President,
Chief Executive Officer,
and Director

M. Wayne Boylston
Senior Vice President,
Chief Financial Officer,
and Secretary

Lawrence Cohen
President,
International Technidyne Corporation

Jeffrey W. Nelson
President,
Cardiovascular Division

ADDITIONAL INFORMATION

For more information
please write to:
Corporate Secretary
Thoratec Corporation
6035 Stoneridge Drive
Pleasanton, California 94588
www.thoratec.com

ANNUAL MEETING

The Company's annual meeting
of shareholders will be held
at 9:00 A.M. May 30, 2003
at Company headquarters.

BOARD OF DIRECTORS

J. Donald Hill, M.D.
Chairman of the Board,
Director, Heart Failure,
Transplants, Artificial Heart
& Circulatory Support Systems,
California Pacific Medical Center
San Francisco, California

Howard E. Chase
President,
The Hollandbrook Group, L.L.C.
Somerset, New Jersey

J. Daniel Cole
General Partner,
Spray Venture Fund
Boston, Massachusetts

D. Keith Grossman
President,
Chief Executive Officer

William M. Hitchcock
President,
Avalon Financial, Inc.
Houston, Texas

George W. Holbrook, Jr.
Managing Partner,
Bradley Resources Company
Southport, Connecticut

Theo Melas-Kyriazi
Chief Financial Officer,
Thermo Electron Corporation
Waltham, Massachusetts

Daniel M. Mulvena
Founder and Owner,
Commodore Associates
Marblehead, Massachusetts

GENERAL COUNSEL

Heller Ehrman White
& McAuliffe LLP
Menlo Park, California

PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
San Francisco, California

STOCK TRANSFER AGENT

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401

TRADEMARKS

Thoratec, HeartMate, HeartPak, the Thoratec logo, Thoralon, TLC-II, Vectra, HEMOCHRON, HEMOCHRON Jr., Surgicutt, Tenderlett, tenderfoot and ProTime are registered trademarks, and Aria and HgbPro are trademarks of Thoratec Corporation.

The statements in this document that relate to future plans, events or performance are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the success of new products, FDA regulatory approval processes, progress of clinical trials and healthcare reimbursement coverage policies. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's 10-K for the fiscal year ended December 28, 2002, and other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. These forward-looking statements speak only as of the date hereof. Thoratec undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Design: Artemis® Creative, Inc. www.artemis-creative.com

THORATEC CORPORATION 6035 STONERIDGE DRIVE PLEASANTON, CA 94588 T: 925.847.8600 F: 925.847.8574 WWW.THORATEC.COM



THORATEC®
CORPORATION